EXHIBIT (a)(1)(A)

OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
OF
OPTION CARE, INC.
BY
BISON ACQUISITION SUB INC.
A WHOLLY OWNED SUBSIDIARY
OF
WALGREEN CO.
AT
$19.50 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, AT THE END OF MONDAY, AUGUST 13, 2007,
UNLESS THE OFFER IS EXTENDED.

Walgreen Co. (“Walgreens”), through its wholly owned subsidiary, Bison Acquisition Sub Inc. (“Offeror”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Option Care, Inc. (“OCI”) at a price per share of $19.50 net to the seller in cash without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated July 17, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 2, 2007 (the “Merger Agreement”), among Walgreens, Offeror and OCI. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the total number of outstanding Shares on a fully diluted basis. See Section 14 — “Conditions of the Offer.” After the completion of the Offer and the satisfaction or waiver of certain conditions, Offeror will merge with and into OCI (the “Merger”).

The OCI board of directors has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair and in the best interests of OCI and its stockholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger and declared its advisability in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), (iii) resolved to recommend that OCI stockholders tender their Shares into the Offer and if required by the DGCL, directed that the Merger Agreement be submitted to the OCI stockholders for their adoption and recommended that OCI stockholders adopt the Merger Agreement, and (iv) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement and electing that the Offer and the Merger, to the extent within the power of the OCI board of directors and to the extent permitted by law, not be subject to any takeover laws that may purport to be applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

IMPORTANT

Any OCI stockholder wishing to tender Shares in the Offer must, prior to the expiration of the Offer, either (i) complete and sign the Letter of Transmittal (or a facsimile) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and all other required documents to Computershare Trust Company, N.A. (the “Depositary”) together with certificates representing Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request the OCI stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender of Shares to Offeror. An OCI stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the OCI stockholder wishes to tender those Shares.

Any OCI stockholder that wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below), or that cannot comply with the procedures for book-entry transfer on a timely basis, may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Questions and requests for assistance may be directed to D. F. King & Co., Inc., the Information Agent, at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other related materials may be obtained from the Information Agent. OCI stockholders also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents. THIS OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

July 17, 2007

i

SUMMARY TERM SHEET

This summary term sheet highlights the material provisions of this Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the fuller terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal.

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share (“Shares”), of Option Care, Inc. (“OCI”)

Price Offered Per Share:	$19.50 per Share, net to the seller in cash, without interest (such amount per Share paid pursuant to the Offer, the “Offer Price”)

Scheduled Expiration Time:	12:00 midnight, New York City time, at the end of Monday, August 13, 2007

Purchaser:	Bison Acquisition Sub Inc. (“Offeror”), a wholly owned subsidiary of Walgreen Co. (“Walgreens”)

Minimum Condition:	At least a majority of the total number of Shares on a fully diluted basis (including the number of Shares issuable pursuant to outstanding options to acquire Shares and upon conversation of OCI’s convertible senior notes).

OCI Board of Directors’ Recommendation:	The OCI board of directors (the “OCI Board”) unanimously recommends the OCI stockholders tender their Shares into the Offer.

Other Information

•	The Offer is the first step in Walgreens’ plan to acquire all of the outstanding Shares, as provided in the Agreement and Plan of Merger, dated as of July 2, 2007 (the “Merger Agreement”), among Walgreens, Offeror and OCI. If the Offer is successful, Walgreens, through its wholly owned subsidiary, will acquire any remaining Shares in a merger of Offeror with and into OCI (the “Merger”), pursuant to which each remaining outstanding Share shall automatically be converted into the right to receive the Offer Price in cash. OCI stockholders will have appraisal rights in the Merger, but not in the Offer.

•	The initial offering period of the Offer will expire at 12:00 midnight, New York City time, at the end of Monday, August 13, 2007 (or the latest time and date as the Offer may be extended, the “Expiration Date”) unless we extend the offer. We will, without the consent of OCI, extend the Offer (1) for one or more periods for the minimum period of time reasonably expected to be required to satisfy all remaining conditions but in any event not more than twenty (20) business days per extension (and not beyond the outside date specified in the Merger Agreement (generally, the six month anniversary of the date of the Merger Agreement as provided in the Merger Agreement, the “Outside Date”)), if, at the scheduled Expiration Date, any of the conditions of the Offer (see Section 14 — “Conditions of the Offer”) has not been satisfied or waived, (2) as required by applicable law, including for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC, and (3) in connection with any increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC. As of the date of this Offer to Purchase, we have no intention to increase the Offer Price.

•	If we decide to extend the Offer, we will issue a press release announcing the new Expiration Date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date of the Offer.

•	Following the completion of the Offer, Walgreens and Offeror intend to provide a “subsequent offering period” in accordance with applicable law in the event that following completion of the Offer,

Walgreens and Offeror own less than 90% of all outstanding Shares. Under the Merger Agreement, OCI has the right to require Offeror to provide a subsequent offering period following completion of the Offer.

•	In connection with entering into the Merger Agreement, we have entered into support agreements (the “Support Agreements”) with Dr. John N. Kapoor, and certain affiliated entities established by him (all of which collectively own approximately 22% of the outstanding Shares) pursuant to which such Shares will be tendered into the Offer.

OCI Board of Directors’ Recommendation

The OCI board of directors unanimously:

•	determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair and in the best interests of OCI and its stockholders,

•	approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger and declared its advisability in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”),

•	resolved to recommend that OCI stockholders tender their Shares into the Offer and if required by the DGCL, directed that the Merger Agreement be submitted to the OCI stockholders for their adoption and recommended that OCI stockholders adopt the Merger Agreement, and

•	adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement and electing that the Offer and the Merger, to the extent within the power of the OCI board of directors and to the extent permitted by law, not be subject to any takeover laws that may purport to be applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement, and deemed the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable, fair to and in the best interests of OCI and the OCI stockholders.

Conditions and Termination

We are not required to complete the Offer, unless, among other things:

•	the number of Shares validly tendered represents more than one half of the total number of outstanding Shares on a fully diluted basis (including the number of Shares issuable pursuant to outstanding options to acquire Shares and upon conversion of OCI’s convertible senior notes). As of July 13, 2007, and after giving effect to the 134,654 Shares issued on July 17, 2007 in connection with OCI’s 2001 Employee Stock Option Plan, the required minimum number of Shares would have been 20,398,241 Shares;

•	we receive all required antitrust clearances; and

•	all Significant Required Governmental Approvals (as defined in Section 14 of this Offer to Purchase) have been obtained.

For a description of all conditions to the Offer and Walgreens and OCI’s respective rights to terminate the Merger Agreement, see Section 11 — “Purpose of the Offer; The Merger Agreement; Support Agreements; Management Arrangements; Appraisal Rights; ‘Going-Private’ Transactions; Plans for OCI” and Section 14 — “Conditions of the Offer” in this Offer to Purchase. The Offer is not conditioned on Walgreens obtaining financing.

Procedures for Tendering

If you wish to accept the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to the Depositary or follow the procedures described in this Offer to Purchase and the enclosed Letter of Transmittal for book-entry transfer. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase.

•	If you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed notice of guaranteed delivery. Please call the Information Agent, D. F. King & Co., Inc., 48 Wall Street, New York, New York 10005, Shareholders Call Toll-Free: 888-644-5854, Banks and Brokers Call Collect: 212-269-5550 for assistance. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase for further details.

•	If you hold your Shares through a broker or bank, you should contact your broker or bank and give instructions that your Shares be tendered.

Withdrawal Rights

•	If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by so instructing the Depositary in writing before the Offer expires. If you tendered your Shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights” in this Offer to Purchase for further details.

Recent OCI Trading Prices

•	The closing price for OCI shares was $15.40 per share on June 29, 2007, the last trading day before we announced the Merger Agreement, and $19.39 per share on July 16, 2007, the last trading day before the date of this Offer to Purchase.

Before Deciding Whether to Tender, You Should Obtain a Current Market Quotation for the Shares.

•	If the Offer is successful, we expect the Shares to continue to be traded on the NASDAQ (“NASDAQ”) until the completion of the Merger, although we expect trading volume to be significantly below its pre-Offer level. Please note that the time period between completion of the Offer and the Merger may be very short (possibly less than one trading day).

Material U.S. Federal Income Tax Consequences

•	The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, an OCI stockholder that receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the OCI stockholder’s tax basis in the Shares sold or exchanged. See Section 5 — “Material U.S. Federal Income Tax Consequences” in this Offer to Purchase for further details. OCI stockholders should consult their tax advisor regarding the particular tax consequences of the Offer and the Merger to them, including the federal, state, local and non-U.S. tax consequences.

Further Information

•	If you have questions about the Offer, you can call the Information Agent:

D. F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Shareholders Call Toll-Free: 888-644-5854
Banks and Brokers Call Collect: 212-269-5550
tender@dfking.com

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions you, as an OCI stockholder, may have about the Offer. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete and may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal and the documents to which we have referred.

Who is offering to purchase my Shares?

Bison Acquisition Sub Inc., a Delaware corporation formed for the purpose of making this acquisition and a wholly owned subsidiary of Walgreens, is offering to purchase your Shares. See the “Introduction” to this Offer to Purchase and Section 9 — “Information Concerning Walgreens and Offeror” in this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee or commission for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. Walgreens, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and to provide funding for our acquisition of the remaining Shares in the Merger, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon any financing arrangements. Walgreens will obtain the necessary funds from its ongoing free cash flow and available sources of financing including existing credit facilities and lines of credit. See Section 12 — “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my OCI shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we, through our parent company, Walgreens, will have sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we will acquire all remaining Shares in the Merger for the same cash price as the Offer Price.

See Section 9 — “Information Concerning Walgreens and Offeror” and Section 12 — “Source and Amount of Funds” in this Offer to Purchase.

What will happen if I do not tender my Shares? Will the Offer be followed by a merger?

If the Offer is completed and the other conditions to the Merger are satisfied or waived, Offeror will merge with and into OCI with OCI surviving the Merger as a wholly owned subsidiary of Walgreens. In the Merger, we will acquire all remaining Shares in OCI for the same cash price as the Offer Price. If the Merger takes place, Walgreens will own all of the Shares, and all the remaining OCI stockholders (other than the OCI dissenting stockholders that properly exercise appraisal rights in accordance with Delaware law) will receive the Offer Price. Therefore, if the Merger takes place and you do not properly exercise and perfect your appraisal rights under Delaware law, the only difference between tendering your Shares in the Offer and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares in the Offer. See Section 11(b) — “The Merger Agreement” in this Offer to Purchase for a description of the conditions to the Merger.

Have any OCI shareholders already agreed to tender their Shares into the Offer?

Yes. In connection with the execution of the Merger Agreement, Dr. John N. Kapoor, the Chairman of the OCI Board, and certain affiliated entities established by him (all of which collectively own approximately 22% of the outstanding Shares) entered into support agreements (the “Support Agreements”) committing such persons to tender their Shares into the Offer and to otherwise support the transactions contemplated by the Merger Agreement. See Section 11(c) — “Support Agreements” in this Offer to Purchase for a description of the Support Agreements.

Who should I call if I have questions about the Offer? How can I obtain additional copies of the offer documents?

You may call D. F. King & Co., Inc. collect at 212-269-5550 or toll-free at 888-644-5854. You may also email D. F. King & Co., Inc. at tender@dfking.com. D. F. King & Co., Inc. is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase.

FORWARD-LOOKING STATEMENTS

Some of the statements in this Offer to Purchase constitute forward-looking statements that do not directly or exclusively relate to historical facts, including statements relating to the views of Walgreens or Offeror regarding the business of OCI and the benefits of tendering your Shares and of combining the business of OCI with the business of Walgreens. Forward-looking statements can be identified by the words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue,” or the negative of these terms, and other similar expressions are intended to identify forward-looking statements. The forward-looking statements made in this Offer to Purchase reflect Walgreens’ and Offeror’s current intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Walgreens’ and Offeror’s control. Because actual results could differ materially from Walgreens’ or Offeror’s current intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this Offer to Purchase and to view all forward-looking statements made in this Offer to Purchase with caution. Neither Walgreens nor Offeror undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. You should assume that the information appearing in this Offer to Purchase is accurate as of the date hereof only.

Forward-looking statements are not guarantees of future performance or results and involve considerable risks and uncertainties, and actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those discussed below. In connection with this Offer to Purchase, known risks include, but are not limited to, (a) the inability to satisfy legal requirements for consummating the Offer, and (b) the inability to consummate the Offer for any other reason, including termination or amendment of the Offer in the event that OCI, Walgreens and Offeror reach an agreement or understanding to terminate or amend the Offer.

To:  All Holders of Shares of Common Stock of Option Care, Inc.:

INTRODUCTION

Bison Acquisition Sub Inc. (“Offeror”), a Delaware corporation and a wholly owned subsidiary of Walgreen Co., an Illinois corporation (“Walgreens”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Option Care, Inc., a Delaware corporation (“OCI”), at a purchase price of $19.50 per Share, net to the seller in cash, without interest (such amount per Share paid pursuant to the Offer, the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 2, 2007 (the “Merger Agreement”), among Walgreens, Offeror and OCI. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the total number of outstanding Shares on a fully diluted basis. See Section 14 — “Conditions of the Offer.” After the completion of the Offer and the satisfaction or waiver of certain conditions, Offeror will merge with and into OCI (the “Merger”).

Tendering OCI stockholders that are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Offeror pursuant to the Offer. OCI stockholders that hold their Shares through banks or brokers should check with those institutions as to whether or not they charge any service fee. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Walgreens will pay all charges and expenses of Computershare Trust Company, N.A., as Depositary, and D. F. King & Co., Inc., as Information Agent, incurred in connection with the Offer. See Section 16 — “Fees and Expenses.”

The OCI board of directors has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair and in the best interests of OCI and its stockholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger and declared its advisability in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), (iii) resolved to recommend that OCI stockholders tender their Shares into the Offer and if required by the DGCL, directed that the Merger Agreement be submitted to the OCI stockholders for their adoption and recommended that OCI stockholders adopt the Merger Agreement, and (iv) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement and electing that the Offer and the Merger, to the extent within the power of the OCI board of directors and to the extent permitted by law, not be subject to any takeover laws that may purport to be applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

Offeror is not required to purchase any Shares unless a majority of the total number of outstanding Shares on a fully diluted basis (including the number of Shares issuable pursuant to outstanding options to acquire Shares and upon conversation of OCI’s convertible senior notes) are validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Condition”). The Offer also is subject to certain other terms and conditions. See Sections 1 — “Terms of the Offer,” 14 — “Conditions of the Offer” and 15 — “Legal Matters; Required Regulatory Approvals.”

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, at the end of Monday, August 13, 2007, unless Offeror determines to extend the period of time for which the initial offering period of the Offer is open, in which case “Expiration Date” will mean the time and date at which the initial offering period of the Offer, as so extended, will expire. Offeror will, without the consent of OCI, (1) extend the Offer for one or more periods for the minimum period of time reasonably expected to be required to satisfy all remaining conditions but in any event not more than twenty (20) business days per extension (and not beyond the outside date specified in the Merger Agreement (generally, the six month anniversary of the date of the Merger Agreement as provided in the Merger Agreement, the “Outside Date”)), if, at the scheduled Expiration Date, any of the conditions of the Offer (see Section 14 — “Conditions of the Offer”) has not been satisfied or waived, (2) as required by applicable law, including for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC applicable to the Offer and (3) in connection with any increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC. As of the date of this Offer to Purchase, we have no intention to increase the Offer Price.

Following the completion of the Offer, Walgreens and Offeror intend to provide a “subsequent offering period” in accordance with applicable law in the event that following completion of the Offer, Walgreens and Offeror own less than 90% of all outstanding Shares. Under the Merger Agreement, OCI has the right to require Offeror to provide a subsequent offering period following completion of the Offer.

Following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Merger will occur, pursuant to which Offeror will merge with and into OCI, with OCI continuing as the surviving corporation (the “Surviving Corporation”) after the Merger. In the Merger, each outstanding Share that is not directly owned by OCI as treasury stock or by Walgreens or Offeror (other than Shares held by OCI stockholders that perfect their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. Section 11(b) of this Offer to Purchase contains a more detailed description of the Merger Agreement. Section 5 of this Offer to Purchase describes certain material U.S. federal income tax consequences of the sale of Shares in the Offer (including any subsequent offering period) and the Merger.

The OCI board of directors received an opinion, dated July 2, 2007, of UBS Securities LLC (“UBS”), OCI’s financial advisor, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the $19.50 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Walgreens, Offeror and holders who have entered into a Support Agreement, and each of their respective affiliates) was fair, from a financial point of view, to such holders. The full text of UBS’ written opinion, dated July 2, 2007, is attached as an annex to OCI’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to OCI stockholders with this Offer to Purchase. Holders of Shares are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. UBS’ opinion was provided for the benefit of the OCI board of directors in connection with, and for the purpose of, its evaluation of the $19.50 per Share cash consideration from a financial point of view and does not address any other aspect of the Offer and the Merger. The opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available with respect to OCI or OCI’s underlying business decision to effect the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder as to whether to tender Shares in the Offer or how to vote or act with respect to the Merger.

Approval of the Merger requires the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied or waived and the Offer is completed, Offeror will own a sufficient number of Shares to ensure that the Merger will be approved by OCI stockholders. See Section 11 — “Purpose of the Offer; The Merger Agreement; Support Agreements; Management Arrangements; Appraisal Rights; ‘Going-Private’ Transactions; Plans for OCI.”

Walgreens and Offeror have been informed by OCI that to the knowledge of OCI, after reasonable inquiry, all of OCI’s executive officers, directors and affiliates currently intend to (1) tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase and (2) if necessary, to vote such shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

THE OFFER IS CONDITIONED UPON THE FULFILLMENT OF EACH OF THE CONDITIONS DESCRIBED IN SECTION 14 — “CONDITIONS OF THE OFFER.” THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MONDAY, AUGUST 13, 2007, UNLESS THE OFFER IS EXTENDED. THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING. SEE SECTION 12 — “SOURCE AND AMOUNT OF FUNDS.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT ALL OCI STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

1.	TERMS OF THE OFFER

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” on or prior to the Expiration Date. If, at the Expiration Date, all of the conditions to the Offer described in Section 14 — “Conditions of the Offer” have not been satisfied or earlier waived, then, subject to the provisions of the Merger Agreement, Offeror will extend the Expiration Date for one or more periods (each for the minimum period of time reasonably expected to be required to satisfy all remaining conditions but in any event of not more than twenty (20) business days each) (but in no event beyond outside date provided for in the Merger Agreement (generally, the six month anniversary of the date of the Merger Agreement as provided in the Merger Agreement, the “Outside Date”)). Offeror may also, without the consent of OCI, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares. OCI stockholders may withdraw their Shares previously tendered at any time prior to the Expiration Date, as it may be extended from time to time. See Section 4 — “Withdrawal Rights.”

In addition, following the completion of the Offer, Walgreens and Offeror intend to provide a “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act in the event that following completion of the Offer, Walgreens and Offeror own less than 90% of all outstanding Shares. Under the Merger Agreement, OCI has the right to require Offeror to provide a subsequent offering period following completion of the Offer. In the event that Offeror elects to provide a subsequent offering period, it will provide an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. The Expiration Date for the Offer is currently scheduled for 12:00 midnight at the end of Monday, August 13, 2007.

Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, Offeror also reserves the right, at any time or from time to time, to (a) delay purchase of, or, payment for, any Shares if any condition referred to in Section 14 of this Offer to Purchase has not been satisfied or upon the occurrence of any event specified in Section 14 — “Conditions of the Offer”; (b) after the Expiration Date, allow the Offer to expire if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14 — “Conditions of the Offer”; and (c) except as set forth in the Merger Agreement, waive any condition to the Offer (other than the Minimum Condition, which only may be waived with OCI’s prior written consent) or otherwise amend or modify the Offer in any respect (except, without OCI’s prior written consent (1) for amendments or modifications that are adverse to or adversely affect holders of Shares or (2) impose any additional conditions to the Offer); in each case, by giving oral followed by written notice of the delay, termination, waiver or amendment to the Depositary. Offeror acknowledges (i) that Rule 14e-1(c) under the Exchange Act requires Offeror to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) that Offeror may not delay purchase of, or payment for (except as provided in clause (i) of the preceding sentence), any Shares upon the occurrence of any event specified in Section 14 without extending the period of time during which the Offer is open.

The rights that Offeror reserves in the preceding paragraph are in addition to its rights pursuant to Section 14 — “Conditions of the Offer.” See also Section 11(b) — “Termination” and — “Alteration of Transaction Structure.” Any extension, delay, termination, waiver or amendment will be followed promptly by public announcement. The announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of material changes), and without limiting the manner in which Walgreens and Offeror may choose to make any public announcement, Walgreens and Offeror will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service.

If Offeror makes a material change in the terms of the Offer, or if Offeror waives a material condition to the Offer, Offeror will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law and the applicable regulations of the SEC. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten (10) business-day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, Offeror decreases the number of Shares being sought (which would require the consent of OCI), or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth (10th) business day from the date that notice of the increase or decrease is first published, sent or given to OCI stockholders, Offeror will extend the Offer at least until the expiration of that period of ten (10) business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in New York, New York or Chicago, Illinois.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. See Section 14 — “Conditions of the Offer.”

Consummation of the Offer also is conditioned upon expiration or termination of the applicable waiting period (and any extension thereof) imposed by the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), the receipt of all “Significant Required Governmental Approvals” (as defined in Section 14 — “Conditions of the Offer”) and the satisfaction or waiver of other conditions set forth therein. Offeror reserves the right (but is not obligated), in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all of those conditions other than the Minimum Condition, which only may be waived with OCI’s prior written consent. In the event that Offeror waives any condition set forth in Section 14, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to OCI stockholders, require that the Offer remain open for an additional period of time and/or that Walgreens and Offeror disseminate information concerning such waiver.

OCI has provided Walgreens and Offeror with its stockholder lists and security position listings for the purpose of disseminating the Offer to OCI stockholders. Walgreens and Offeror will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares, and Walgreens and Offeror will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, that are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

Upon the terms and subject to the conditions of the Offer (including, if Offeror extends or amends the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable regulations of the SEC, Offeror will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4 — “Withdrawal Rights”) prior to the Expiration Date, promptly after the Expiration Date following the satisfaction or waiver of the conditions to the Offer set forth in Section 14 — “Conditions of the Offer.” If Offeror includes a subsequent offering period, Offeror will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period.

If, prior to the Expiration Date, we increase the Offer Price, we will pay the increased Offer Price to all OCI stockholders from whom we purchase Shares in the Offer, whether or not such Shares were tendered before the increase in price. As of the date of this Offer to Purchase, we have no intention to increase the Offer Price. Under no circumstances will we pay interest on the Offer Price paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

For information with respect to approvals that Walgreens and Offeror are required to obtain prior to the completion of the Offer, including under the HSR Act and other laws and regulations, see Section 15 — “Legal Matters; Required Regulatory Approvals.”

In all cases, Offeror will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”; (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires.

“Agent’s Message” means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Offeror may enforce that agreement against the participant.

For purposes of the Offer, Offeror will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn as, if and when Offeror gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering OCI stockholders for the purpose of receiving payment from Offeror and transmitting payment to validly tendering OCI stockholders.

If Offeror does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Offeror will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

Offeror reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of its subsidiaries or affiliates, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve Offeror of its obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer. In addition, any such transfer or assignment may require the Expiration Date of the Offer to be extended under applicable law.

3.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

Valid Tender of Shares.  Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (a) you must deliver Share Certificates to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case, on or prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and sole risk, and delivery will be considered made only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, you should allow sufficient time to ensure timely delivery prior to the Expiration Date.

Book-Entry Transfer.  The Depositary will make a request to establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

For Shares to be validly tendered during a subsequent offering period, the tendering OCI stockholder must comply with the foregoing procedures, except that required documents and Share Certificates must be received during the subsequent offering period.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering OCI stockholder’s acceptance of the Offer, as well as the tendering OCI stockholder’s representation and warranty that the OCI stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Offeror’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between Offeror and you upon the terms and subject to the conditions of the Offer.

Signature Guarantees.  A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and collectively “Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery.  If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the

Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

•	your tender is made by or through an Eligible Institution;

•	the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery on or before the Expiration Date, substantially in the form made available by Offeror; and

•	the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery may be made by mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, Offeror will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or, of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile of the Letter of Transmittal), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering OCI stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at a Book-Entry Transfer Facility.

U.S. Federal Income Tax Backup Withholding.  Under U.S. federal income tax law, the Depositary may be required to withhold and pay over to the U.S. Internal Revenue Service a portion of the amount of any payments made pursuant to the Offer. To avoid backup withholding, an OCI stockholder must provide the Depositary with (i) the OCI stockholder’s correct taxpayer identification number (“TIN”) and certify under penalties of perjury that the TIN is correct and that the OCI stockholder is not subject to backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal, or (ii) if applicable, an adequate basis for exemption. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the U.S. Internal Revenue Service may impose a penalty on the OCI stockholder, and any payment made to the OCI stockholder pursuant to the Offer may be subject to backup withholding at a rate of 28%. All OCI stockholders surrendering Shares pursuant to the Offer that are U.S. persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding, or otherwise establish a basis for exemption. Certain OCI stockholders (including, among others, all corporations and certain foreign persons) are not subject to backup withholding. In order for a foreign OCI stockholder to qualify as an exempt recipient, such stockholder should complete and sign an appropriate Form W-8 (a copy of which may be obtained from the Depositary) attesting to such person’s exempt status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to an OCI stockholder may be refunded or credited against the OCI stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.

Appointment as Proxy.  By executing the Letter of Transmittal, you irrevocably appoint Offeror’s designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to Shares that you tender and that Offeror accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when Offeror accepts your Shares for payment in accordance with the terms of the Offer. Upon acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Offeror’s designees will, with respect to the Shares and other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of OCI stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of OCI stockholders or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Offeror or its designee must be able to exercise full voting rights with respect to Shares and other securities, including voting at any meeting of OCI stockholders.

Determination of Validity.  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Offeror, in its sole discretion, which determination will be final and binding on all parties. Offeror reserves the absolute right, subject to the terms of the Merger Agreement and applicable law, to reject any or all tenders determined by Offeror not to be in proper form or the acceptance of or payment for which may, in the opinion of Offeror’s counsel, be unlawful. Offeror also reserves the absolute right to waive any of the conditions of the Offer, except the Minimum Condition (which waiver requires OCI’s prior written consent) or any defect or irregularity in any tender of Shares by any particular OCI stockholder, whether or not similar defects or irregularities are waived in the case of other OCI stockholders. Offeror’s interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by Offeror. None of Walgreens, Offeror or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.	WITHDRAWAL RIGHTS

Other than during a subsequent offering period, you may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date), and, unless theretofore accepted for payment as provided in this Offer to Purchase, you may also withdraw such Shares at any time after September 15, 2007. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Offeror is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to Offeror’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on Offeror’s behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4 — “Withdrawal Rights.” Any such delay will be by an extension of the Offer to the extent required by applicable law and the regulations of the SEC.

In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution must Medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, which determination will be final and binding. None of Walgreens, Offeror or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.  MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the Offer and the Merger to holders of Shares. As used herein, “holder” means a beneficial owner of Shares that is an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia; a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income tax regardless of its source. We base this summary on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable current and proposed U.S. Treasury Regulations, judicial authority and administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.

This discussion assumes that a holder holds Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income tax that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, shareholders subject to the alternative minimum tax, persons that have a functional currency other than the U.S. dollar, tax-exempt organizations, financial institutions, mutual funds, non-U.S. persons, shareholders who hold Shares as part of a hedge, straddle, constructive sale or conversion transaction, shareholders who acquired Shares through the exercise of employee stock options or other compensation arrangements, or persons that are partners in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Shares). This discussion does not address the tax consequences of the Merger to holders of Shares who validly exercise dissenters’ rights with respect to their Shares. In addition, the discussion does not address any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

The receipt of cash pursuant to the Offer or the Merger by holders of Shares will be a taxable transaction for U.S. federal income tax purposes. In general, a holder of Shares will recognize gain or loss equal to the difference, if any, between (i) the amount of cash received in exchange for such Shares and (ii) the holder’s adjusted tax basis in such Shares. If a holder acquired different blocks of Shares at different times or different prices, the holder must calculate its gain or loss and determine its adjusted tax basis and holding period separately with respect to each block of Shares. If the holding period in the Shares surrendered in the Offer or the Merger, as applicable, is greater than one year, the gain or loss will be long-term capital gain or loss. Capital losses are subject to limitations on deductibility for both corporate and non-corporate holders.

See Section 3 of this Offer to Purchase with respect to the application of United States federal income tax backup withholding to payments made pursuant to the Offer.

Holders of Shares are urged to consult their own tax advisor to determine the particular tax consequences to them, including the application and effect of any state, local or non-U.S. income and other tax laws, of the receipt of cash in exchange for Shares pursuant to the Offer or the Merger.

6.	PRICE RANGE OF THE SHARES; DIVIDENDS

The Shares are traded on the NASDAQ under the symbol “OPTN.” The following table sets forth, for the periods indicated, dividends and the reported high and low sale prices for the Shares on the NASDAQ during each quarter presented.

Option Care, Inc.

	High	Low	Dividends

Fiscal 2005
First Quarter	$14.13	$10.58	$0.0133
Second Quarter	14.72	12.47	0.02
Third Quarter	15.11	12.71	0.02
Fourth Quarter	14.97	11.39	0.02
Fiscal 2006
First Quarter	$14.47	$12.89	$0.02
Second Quarter	14.60	10.34	0.02
Third Quarter	13.85	10.97	0.02
Fourth Quarter	14.62	12.06	0.02
Fiscal 2007
First Quarter	$14.25	$12.72	$0.02
Second Quarter	15.88	13.20	0.02
Third Quarter (through July 16, 2007)	19.51	15.34	n/a

Under the terms of the Merger Agreement, without Walgreens consent, OCI is not permitted to declare or pay dividends with respect to the Shares until the earlier to occur of the Effective Time or such time as Walgreens designees constitute a majority of the OCI Board or if earlier, the date the Merger Agreement is terminated in accordance with its terms (the “Interim Period”).

On June 29, 2007, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price on the NASDAQ for the Shares was $15.40 per Share. On July 16, 2007, the last full day of trading prior to the date of this Offer to Purchase, the reported closing price on the NASDAQ for the Shares was $19.39 per Share.

OCI STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES PRIOR TO DETERMINING WHETHER TO TENDER INTO THE OFFER.

7.	POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

Possible Effects of the Offer on the Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer also can be expected to reduce the number of holders of Shares. Neither Walgreens nor Offeror can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Listing.  OCI’s Shares are quoted on NASDAQ. Depending on the number of Shares acquired pursuant to the offer, following the completion of the offer, Shares may no longer be eligible for quotation on NASDAQ. According to the published guidelines of the National Association of Securities Dealers, Shares might no longer be eligible for quotation on NASDAQ if, among other things:

•	the number of Shares publicly held was less than 750,000, the aggregate market value of publicly held Shares was less than $5 million, shareholders’ equity was less than $10 million, there were fewer than

400 holders of round lots, the minimum bid price per Share was less than $1, and there were fewer than two registered and active market makers for Shares, or

•	the number of Shares publicly held was less than 1,100,000, the aggregate market value of publicly held Shares was less than $15 million, the minimum bid price per Share was less than $1, there were fewer than 400 holders of round lots, there were fewer than four registered and active market makers, and either (x) OCI’s market value of listed securities was less than $50 million or (y) the total assets and total revenue of OCI for the most recently completed fiscal year or two of the last three most recently completed fiscal years, was less than $50 million.

If these standards are not met, the Shares might nevertheless continue to be included in the NASDAQ Stock Market with quotations published in its NASDAQ Smallcap Market, but if the number of round lot holders of Shares were to fall below 300, or if the number of publicly held Shares were to fall below 500,000, or there were not at least two registered and active market makers for the Shares, the rules of The NASDAQ Stock Market, Inc. provide that the Shares would no longer be “qualified” for NASDAQ Stock Market reporting and the NASDAQ Stock Market would cease to provide any quotations. If, as a result of the purchase of the Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements for continued inclusion in any tier of the NASDAQ Stock Market and the Shares are no longer included in any tier of the NASDAQ Stock Market, the market for Shares could be adversely affected.

In the event that the Shares no longer meet the requirements for continued inclusion in any tier of the NASDAQ Stock Market, it is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors. There can be no assurance that there will be an active market for the Shares following the completion of the Offer. If the Merger does not occur and there is not an active market for the Shares, the value of the remaining Shares may be negatively affected.

Shares held directly or indirectly by OCI directors, OCI officers or beneficial owners of more than 10% of Shares are not considered as being publicly held for this purpose.

Exchange Act Registration.  The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by OCI to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information that OCI is required to furnish to OCI stockholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirements of furnishing a proxy statement or information statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement of providing an annual report, no longer applicable to OCI. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 promulgated under the Exchange Act with respect to “going-private” transactions would no longer be applicable to OCI. In addition, the ability of “affiliates” of OCI and persons holding “restricted securities” of OCI to dispose of the securities pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933, as amended, may be impaired or, with respect to affiliates, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. Walgreens and Offeror believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be Offeror’s intention to cause OCI to take such actions as are required to terminate such registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for termination.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the NASDAQ (unless delisted as set forth in — “NASDAQ Listing”) will be terminated following the completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute margin securities.

8.	INFORMATION CONCERNING OCI

OCI is a Delaware corporation with its principal executive offices located at 485 Half Day Road, Suite 300 Buffalo Grove, Illinois 60089. The telephone number at that location is (847) 465-2100. OCI is a healthcare services corporation that offers patients a full range of healthcare services outside the hospital setting, working with more than 400 payor organizations representing more than 75 million Americans. With the largest home infusion and specialty pharmacy footprint in the industry, OCI offers treatment nationwide to patients in their homes, physician offices or other alternate sites, including ambulatory treatment centers. Services are provided by highly skilled, clinical professionals from 113 pharmacy locations. OCI is headquartered in Buffalo Grove, Illinois, and produces annual revenues of over $659 million.

OCI is required to file its annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any such reports, statements or other information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. OCI’s SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov.

9.	INFORMATION CONCERNING WALGREENS AND OFFEROR

Walgreens is an Illinois corporation with its principal executive offices located at 200 Wilmot Road, Deerfield, Illinois 60015. Walgreens telephone number is (847) 914-2500. Walgreens is the nation’s largest drugstore chain with fiscal 2006 sales of $47.4 billion. As of May 31, the company operated 5,751 stores in 48 states and Puerto Rico, including 77 Happy Harry’s stores in Delaware and surrounding states. Walgreens is expanding its patient-first health care services beyond traditional pharmacy through Walgreens Health Services, its managed care division, and Take Care Health Systems, a wholly owned subsidiary that manages convenient care clinics inside drugstores. Walgreens Health Services assists pharmacy patients and prescription drug and medical plans through Walgreens Health Initiatives, Inc. (a pharmacy benefits manager), Walgreens Mail Service Inc., Walgreens Home Care Inc., and Walgreens Specialty Pharmacy. Walgreens employs more than 195,000 people and produces annual earnings of more than $1.75 billion.

Offeror’s principal executive offices are located c/o Walgreen Co. at 200 Wilmot Road, Deerfield, Illinois 60015. Offeror is a newly formed Delaware corporation and a wholly owned subsidiary of Walgreens. Offeror has not conducted any business other than in connection with the Merger Agreement, the Offer and the Merger.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Walgreens and Offeror are set forth in Schedule I to this Offer to Purchase.

Walgreens files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any such reports, statements or other information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Walgreens SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I to this Offer to Purchase: (a) neither Walgreens nor, to Walgreens’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Walgreens or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of OCI, (b) neither Walgreens nor, to Walgreens’ knowledge, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of OCI during the past sixty (60) days, (c) neither Walgreens nor, to Walgreens’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of OCI (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations), (d) since July 17, 2005, there have been no transactions that would require reporting under the rules and regulations of the SEC between Walgreens or any its subsidiaries, or, to Walgreens’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and OCI or any of its executive officers, directors or affiliates, on the other hand, and (e) since July 17, 2005 there have been no contacts, negotiations or transactions between Walgreens or any of its subsidiaries, or, to Walgreens’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and OCI or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

10.	BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH OCI

Walgreens regularly reviews and considers strategic developments and alternatives. To this end, the Walgreens Board of Directors (the “Walgreens Board”) from time to time meets, together with management, to discuss strategic matters. In the past these discussions have included management presentations concerning possible transactions, investments and other business initiatives intended to create or enhance shareholder value. Recently, Walgreens acquired Take Care Health Systems, a leading operator of convenient care clinics, Happy Harry’s, a retail pharmacy chain, Medmark Specialty Pharmacy Solutions, a full-service, national specialty pharmacy company, SeniorMed Pharmacy, which provides prescription services to residents in assisted-living, specialty care and independent communities across the country, Schraft’s A Specialty Pharmacy, one of the nation’s leading providers of advanced fertility medications and services, and various other specialty, infusion, retail and other pharmacy operations. The proposed acquisition of OCI, like these recent transactions, is intended to position Walgreens as a provider of a broad range of health services.

In December 2006, senior members of Walgreens Health Services, Walgreens’ managed care division (“WHS”) met to discuss recent industry developments and its strategic outlook.

In January 2007, at a divisional meeting of WHS, OCI was identified as a primary acquisition target. Following this meeting, a senior representative of WHS contacted Paul Mastrapa, OCI’s Chief Financial Officer, to inquire whether OCI would be willing to consider a strategic transaction. Later that month, senior representatives of WHS met for dinner with Mr. Mastrapa and OCI’s President and Chief Executive Officer Rajat Rai, where the parties discussed a possible strategic transaction.

In early February 2007, Walgreens engaged Peter J. Solomon Company (“PJSC”) to serve as its financial advisor in connection with its evaluation of a possible transaction involving OCI. Walgreens selected PJSC because of its experience and reputation in the healthcare industry. On February 14, 2007, OCI and Walgreens entered into a confidentiality agreement.

From late February through early March 2007, various senior representatives of OCI met with senior representatives of WHS to discuss a potential transaction. On March 5, Walgreens sent a preliminary due diligence request list to OCI. On March 19, representatives of WHS met with Messrs. Rai and Mastrapa to further discuss a potential transaction where the OCI representatives informed the WHS representatives that OCI was preparing to initiate a process to consider various strategic alternatives. Beginning shortly after the March 19 meeting, OCI began providing due diligence information to Walgreens.

At a regularly-scheduled meeting of the Walgreens Board on April 10, senior management of WHS and Walgreens management discussed a potential OCI transaction with the Walgreens Board. The Walgreens Board authorized management to continue to pursue a potential transaction.

Over the course of the next several weeks, representatives of OCI and Walgreens had various conversations and meetings concerning a possible transaction. On April 24, 2007, Mr. Rai called a senior representative of WHS to inform him that OCI had initiated a process to consider various strategic alternatives. Later that day, representatives of UBS Securities LLC, OCI’s financial advisor (“UBS”), contacted representatives of PJSC to inform them of OCI’s process. The next day, Walgreens received a confidential information memorandum relating to OCI and its business.

On April 27, Walgreens’ New Business Development committee met and approved submitting a preliminary indication of interest in acquiring all of OCI at a price per share between $17.00 and $18.50 per share. Shortly thereafter, a senior representative of Walgreens called Dr. Kapoor to confirm Walgreens’ interest in pursuing a strategic transaction with OCI.

The Walgreens Board met again on May 10 to consider the OCI transaction and authorized management to submit a preliminary indication of interest to acquire OCI. On May 14, Walgreens submitted a preliminary indication of interest to acquire OCI at a price per share of $17.50 to $18.00. On May 16, representatives of UBS called representatives of PJSC and informed them that Walgreens would be invited to participate in the next round of OCI’s process.

On or about May 20, Walgreens retained Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) to serve as its outside legal advisor.

On May 24, representatives of OCI senior management met with representatives of WHS and PJSC in Deerfield, Illinois for a management presentation. Representatives of UBS were also in attendance.

During the afternoon of June 4, Walgreens received a process letter on behalf of OCI outlining the timing for submitting final proposals. The letter requested that final bids be submitted no later than 12:00 pm on Thursday June 28, with comments to the draft merger agreement to be submitted no later than 12:00 pm on Tuesday June 26. That evening, representatives of Walgreens met for dinner with Dr. Kapoor and Mr. Rai (who attended only for a portion of the meeting). During dinner, the parties discussed, among other matters, under what circumstances OCI might enter into exclusive negotiations with Walgreens. Subsequent to the dinner, Walgreens determined to proceed in accordance with the timeline set out in OCI’s process letter.

On Wednesday, June 6, OCI posted a form of agreement and plan of merger in its electronic dataroom. Over the next several weeks, Walgreens and its advisors continued to conduct their due diligence investigation of OCI, and Walgreens and its legal advisors prepared comments to the form of merger agreement presented by OCI.

On June 25, the Walgreens Board met to discuss Walgreens final proposal. The Walgreens Board authorized management to submit a proposal to acquire all of OCI for a price per share of $19.50 and to negotiate and enter into a transaction with OCI. On June 26, Wachtell Lipton submitted to Bryan Cave LLP, OCI’s legal counsel (“Bryan Cave”), Walgreens comments to the draft merger agreement as well as a draft form of support agreement to be entered into by OCI’s significant stockholders and affiliated entities committing such stockholders to tender their OCI shares into the Tender Offer. On June 28, Walgreens submitted its proposal to acquire all of OCI for $19.50 per share, in cash.

The following day, Friday, June 29, 2007, representatives of UBS contacted representatives of PJSC stating that OCI would like to enter into a definitive transaction by Monday morning, July 2.

Late in the evening on Friday, June 29, Bryan Cave sent Wachtell Lipton OCI’s comments to the draft merger agreement submitted by Walgreens on June 26. Among other things, the comments requested changes to the definition of “material adverse effect,” OCI’s and Walgreens’ representations and warranties, the non-solicitation provisions, the termination and termination fee provisions, including the size of the termination fee, and the conditions to the completion of the tender offer. Walgreens, OCI and their respective counsel continued to negotiate the terms of the merger agreement over the next two days, including various modifications to the “end date” in the merger agreement in response to requests by both the OCI Board and Mr. Rai. In addition, over this same period, representatives of Walgreens were engaged in negotiations with certain senior members of OCI’s management regarding post-closing employment arrangements.

From June 29 through the morning of July 2, OCI’s Board met three times. Following the final meeting in the morning on July 2, OCI’s Board unanimously (i) determined that the Tender Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair and in the best interests of OCI and its stockholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Tender Offer and the Merger and declared its advisability in accordance with the provisions of the DGCL, (iii) resolved to recommend that OCI stockholders tender their Shares into the Offer and if required by the DGCL, directed that the Merger Agreement be submitted to the OCI stockholders for their adoption and recommended that OCI stockholders adopt the Merger Agreement, and (iv) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Tender Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement and electing that the Tender Offer and the Merger, to the extent within the power of the OCI Board and to the extent permitted by law, not be subject to any takeover laws that may purport to be applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement. Shortly after the conclusion of this meeting, OCI and Walgreens parties entered into the Merger Agreement and Walgreens and the applicable parties entered into the Support Agreements.

11.	PURPOSE OF THE OFFER; THE MERGER AGREEMENT; SUPPORT AGREEMENTS; MANAGEMENT ARRANGEMENTS; APPRAISAL RIGHTS; ‘GOING-PRIVATE’ TRANSACTIONS; PLANS FOR OCI

(a) Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, OCI. The Offer, as the first step in the acquisition of OCI, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of OCI not purchased pursuant to the Offer or otherwise.

(b) The Merger Agreement. The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which Walgreens and Offeror have filed as an exhibit to the Tender Offer Statement on Schedule TO that Walgreens and Offeror have filed with the SEC, which you may examine and copy as set forth in Section 9 — “Information Concerning Walgreens and Offeror.”

The Offer.  The Merger Agreement provides that Offeror will commence the Offer as soon as practicable after the date of the Merger Agreement and in any event within ten (10) business days of the date of the Merger Agreement, and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, as set forth in Section 14 — “Conditions of the Offer,” Offeror will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The initial expiration date of the Offer will be the twentieth (20th)

business day after commencement of the Offer (the “Expiration Date”). The Merger Agreement provides that, without the prior written consent of OCI, Offeror will not:

•	change the form of consideration payable in the Offer;

•	decrease the price per Share to be paid in the Offer;

•	decrease the number of Shares sought to be purchased in the Offer;

•	extend the expiration of the Offer beyond the initial Expiration Date except (1) as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC), or (2) in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with the applicable rules and regulations of the SEC; or (3) that if immediately prior to the Expiration Date (as it may be extended), any condition to the Offer has not been satisfied or waived, Walgreens and Offeror will extend the Expiration Date for one or more periods (each in the reasonable judgment of Walgreens for the minimum period of time reasonably expected by Walgreens to be required to satisfy such conditions but in any event not in excess of twenty (20) business days each) but in no event beyond the Outside Date);

•	waive the Minimum Condition;

•	amend or modify any other term of the Offer in a manner adverse to (or adversely affecting) the OCI stockholders; or

•	except as provided in the Merger Agreement, impose any additional conditions to the Offer not described in Section 14 of this Offer to Purchase.

In addition, Walgreens and Offeror may, without the consent of OCI, and shall, if requested by OCI, elect to provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act (following acceptance for payment of Shares in the Offer).

Alteration of Transaction Structure.  In the event that any Significant Required Governmental Approval (as defined below) has not been obtained within 45 days of July 2, 2007, or if in the parties’ reasonable good faith judgment any such approval is not reasonably likely to be obtained within 75 days of July 2, 2007, Walgreens may deliver a written notice to OCI electing to alter the structure of the acquisition of OCI by Walgreens to provide for the merger of Offeror with and into OCI, with OCI surviving the merger as a wholly owned subsidiary of Walgreens (the “One Step Merger”). The One Step Merger will be effected upon the terms set forth in the Merger Agreement applicable to the Merger. In such case, Walgreens and Offeror will terminate the Offer and the parties will take all actions necessary to promptly call and hold a meeting of OCI’s stockholders for purposes of adopting the Merger Agreement (as to effect the One Step Merger). The conditions to the completion of the One Step Merger will be substantially the same as those applicable to the completion of the Offer and the Merger.

Recommendation.  OCI has represented to Walgreens in the Merger Agreement that the OCI Board has unanimously, by resolutions duly adopted at a meeting duly called and held (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair and in the best interests of OCI and its stockholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger and declared its advisability in accordance with the provisions of the DGCL, (iii) resolved to recommend that OCI stockholders tender their Shares into the Offer and if required by the DGCL, directed that the Merger Agreement be submitted to the OCI stockholders for their adoption and recommended that OCI stockholders adopt the Merger Agreement, and (iv) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement and electing that the Offer and the Merger, to the extent within the power of the OCI board of directors and to the extent permitted by law, not be subject to any takeover laws that may purport to be applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

Directors.  The Merger Agreement provides that, from the time Offeror accepts Shares tendered pursuant to the Offer (the “Acceptance Time”), and from time to time thereafter and subject to certain requirements discussed in this paragraph below, Walgreens will be entitled to designate such number of directors, rounded up to the nearest whole number, on the OCI Board as will give Walgreens representation on the OCI Board equal to the product of the total number of directors on the OCI Board (after giving effect to the directors elected pursuant to this provision of the Merger Agreement) and the percentage that such number of Shares beneficially owned by Walgreens (including Shares accepted for payment) bears to the total number of Shares then outstanding. OCI has agreed to take, subject to compliance with applicable law, all actions necessary, including increasing the size of OCI Board or securing the resignations of incumbent OCI directors, or both, to enable the Walgreens designees to be so elected or appointed to the OCI Board and to cause the Walgreens designees to be so elected or appointed.

Until the time the Merger becomes effective, the OCI Board will have at least two members who are not affiliates, representatives or designees of Walgreens or Offerors, and who were either directors prior to the date of the Merger Agreement (“Continuing Directors”) or are successors of any Continuing Director who is not an affiliate, representative or designee of Walgreens or Offeror and who were recommended or elected to succeed such Continuing Director by a majority of Continuing Directors.

The Merger Agreement provides that, subject to applicable law, OCI will promptly take all action necessary pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations and will include in the Schedule 14D-9 mailed to stockholders such information with respect to OCI, its officers and directors, as is required under the Merger Agreement and Rule 14f-1.

Following the election or appointment of the Walgreens designees to the OCI Board, and until the Effective Time, the approval of a majority of the Continuing Directors will be required to authorize: (a) any amendment to or termination of the Merger Agreement on behalf of OCI; (b) any extension of time for the performance of any of the obligations or other acts of Walgreens or Offeror; (c) any waiver of compliance with any covenant or obligation of acts of Walgreens or Offeror or any condition to any obligation of OCI or any waiver of any right of OCI under the Merger Agreement; and (d) any other action by OCI in connection with the Merger Agreement or the transactions contemplated thereby required to be taken by the OCI Board.

The Merger.  The Merger Agreement provides that, at the Effective Time, Offeror will be merged with and into OCI. Following the Merger, the separate corporate existence of Offeror will cease and OCI will continue as the Surviving Corporation and a wholly owned subsidiary of Walgreens. In the Merger, all remaining outstanding public Shares will be cancelled and automatically converted into the right to receive the Offer Price in cash, without interest. The Merger Agreement further provides that the closing of the Merger (the “Closing”) will take place on a date to be specified by Walgreens and OCI (the “Closing Date”), which will be no later than the second business day after satisfaction or waiver of certain conditions under the Merger Agreement. At the Closing, OCI will cause the certificate of merger, in a form jointly prepared by Walgreens and OCI prior to the Closing (the “Certificate of Merger”), to be filed with the Secretary of State of the State of Delaware and will make all other filings or recordings required under the DGCL to effect the Merger. The Merger will become effective when such Certificate of Merger has been duly filed or at such later date or time as may be agreed by Walgreens and OCI and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being thereinafter referred to as the “Effective Time”).

Short-Form Merger.  If at any time after the purchase of Shares pursuant to the Offer, including after a subsequent offering period, if one is provided, the Shares beneficially owned by Walgreens or Offeror, together with any Shares beneficially owned by Walgreens’ other affiliates collectively represent at least ninety percent (90%) of the outstanding Shares, Walgreens and Offeror will take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable without a meeting of OCI’s stockholders in accordance with Section 253 of the DGCL.

Charter, By-Laws, Directors and Officers.  The OCI certificate of incorporation will be amended as of the Effective Time in its entirety so that it is substantially in the form attached to the Merger Agreement, until further amended in accordance with the DGCL. Walgreens will cause the bylaws of the Surviving Corporation to be amended and restated in their entirety so that, immediately following the Effective Time, they are identical to the bylaws of Offeror as in effect immediately prior to the Effective Time (except that all references to the name of Offeror therein will be changed to refer to the name of OCI) and, as so amended and restated, such bylaws will be the bylaws of the Surviving Corporation, until further amended in accordance with the DGCL. From and after the Effective Time, the directors of Offeror will be the directors of the Surviving Corporation, each in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of OCI will be the initial officers of the Surviving Corporation, each until their earlier death, resignation or removal.

Treatment of Shares in the Merger.  By virtue of the Merger and without any action on the part of the OCI stockholders, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares directly owned by OCI as treasury stock, Walgreens or Offeror (other than shares held on behalf of third parties), and (b) Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected his right to be paid the fair value of such Shares (“Appraisal Shares”) in accordance with the provisions of the DGCL, which Appraisal Shares will only be entitled to the rights granted under the DGCL), will be cancelled and cease to exist, and will be converted into the right to receive an amount of cash, without interest, equal to the Offer Price (the “Merger Consideration”). See Section 11(e) — “Appraisal Rights.”

Treatment of Stock Options in the Offer and the Merger.  The Merger Agreement provides that each outstanding option to purchase Shares (“OCI Stock Options”), whether or not then vested or exercisable, at the Effective Time will be automatically cancelled and exchanged for a cash payment by Walgreens, Offeror or the Surviving Corporation in an amount equal to (a) the excess, if any, of (i) the Merger Consideration over (ii) the exercise price per Share subject to such OCI Stock Option, multiplied by (b) the number of Shares for which such OCI Stock Option is exercisable immediately prior to the Effective Time. Following the Effective Time, no holder or participant of any OCI Stock Option or under any employment plan or agreement will have any right to acquire any equity interest (including any “phantom” stock or stock appreciation rights) in OCI, its subsidiaries or the Surviving Corporation.

Representations and Warranties.  Pursuant to the Merger Agreement, OCI has made customary representations and warranties to Walgreens and Offeror with respect to, among other matters, its corporate organization, standing and power, capitalization, subsidiaries, authority, no conflict, required filings and consents, SEC filings and financial statements, the accuracy of certain information provided, undisclosed liabilities, absence of certain changes or events, taxes, real property, intellectual property, material contracts, litigation and governmental investigations, environmental matters, employee benefits matters, compliance with laws, permits, labor matters, insurance, the opinion of OCI’s financial advisors, brokers’ fees, compliance with law and payment programs, controlled substances matters, inventory, material suppliers, absence of certain improper business practices, and franchises and franchisees. Walgreens and Offeror have made customary representations and warranties to OCI with respect to, among other matters, corporate organization, standing and power, authority, no conflict, required filings and consents, the accuracy of certain information provided, the operations of Offeror, adequacy of funds, and ownership of OCI common stock.

The representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and are qualified by information in confidential disclosure letters provided by OCI to Walgreens and Offeror in connection with the signing of the Merger Agreement. These disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Walgreens and Offeror, on the one hand, and OCI, on the other hand, rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Walgreens, Offeror or OCI.

Efforts to Close the Transactions.  In the Merger Agreement, each of Walgreens, Offeror and OCI agreed to use its reasonable best efforts to take or cause to be taken all actions and do or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to complete and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including (1) obtaining from governmental entities or any other third party consents, licenses, permits, waivers, approvals, authorizations, clearances, or orders required to be obtained in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, (2) making all necessary filings and required submissions with respect to the Merger Agreement and the Merger required under the Exchange Act, and any other applicable federal or state securities laws, (3) filing a Notification and Report Form as required under the HSR Act with respect to the transactions contemplated by the Merger Agreement, and (4) executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement.

In addition, Walgreens and Offeror agreed to propose, negotiate, offer to commit and effect, the sale, divestiture or disposition of such assets or businesses of Walgreens, or, effective as of the Effective Time, the Surviving Corporation, or their respective subsidiaries, or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Walgreens, the Surviving Corporation or their respective subsidiaries, in order to avoid the entry of, or to effect the dissolution of, any order, which would have the effect of preventing or delaying the Effective Time beyond the Outside Date. However, Walgreens and Offeror are not required to agree to (and OCI may not) become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a governmental entity to sell, to divest, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change assets or businesses of OCI, Walgreens, or any of their subsidiaries if such actions would result in, or would be reasonably likely to result in, individually or in the aggregate, a Company Material Adverse Effect (as defined below) provided that any requirement to sell, to divest, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change assets or businesses of Walgreens or its subsidiaries will be considered to result in a Company Material Adverse Effect if such action with respect to a comparable amount of assets or businesses of OCI and its subsidiaries would be reasonably likely, in the aggregate, to have a Company Material Adverse Effect.

The Merger Agreement defines “Company Material Adverse Effect” as any fact, change, event, circumstance, effect or development that has or would be reasonably likely to have a material adverse effect on (i) the business, financial condition, assets, liabilities, or results of operations of OCI and its subsidiaries, taken as a whole, or (ii) the ability of OCI to consummate the transactions contemplated by the Merger Agreement. However, none of the following, and no fact, change, event, circumstance, effect, or development resulting or arising from any of the following, will constitute, or will be considered in determining whether there has occurred, a Company Material Adverse Effect:

1) economic factors generally affecting the national, regional or world economy;

2) factors generally affecting the industries or markets in which either OCI or any of its subsidiaries operates;

3) any change in law or generally accepted accounting principles;

4) any action taken pursuant to or in accordance with the Merger Agreement or at the request of Walgreens;

5) any fees or expenses incurred by OCI in connection with the negotiations leading to, or the transactions contemplated by, the Merger Agreement, to the extent identified to Walgreens prior to the date of the Merger Agreement;

6) any failure by OCI to meet any projections during any period ending (or for which results are released) on or after the date of the Merger Agreement (although the underlying cause of such failure and its impact on the business, financial condition, assets, liabilities or results of operations of OCI and its subsidiaries taken as a whole may be considered in determining whether a Company Material Adverse Effect has occurred);

7) any stockholder litigation arising from or relating to the Offer or the Merger;

8) any decline in the price of the Shares (although the underlying cause of the decline in the price of the Shares and its impact on the business, financial condition, assets, liabilities or results of operations of the OCI and subsidiaries taken as a whole may be considered in determining whether a Company Material Adverse Effect has occurred);

9) any act of war, terrorism or armed conflict; or

10) any required repurchase or conversion of OCI’s convertible senior notes.

except in the cases of (1), (2), (3) and (9), to the extent not disproportionately impacting OCI relative to other industry participants.

Stockholder Litigation.  OCI will give Walgreens the opportunity to participate in the defense or settlement of any stockholder litigation against OCI or its directors or officers relating to the Offer, the Merger or any other transactions contemplated by the Merger Agreement. OCI will not agree to any such settlement without Walgreens’ prior consent, which will not be unreasonably withheld, conditioned or delayed.

Indemnification; Directors’ and Officers’ Insurance.  Walgreens will cause the Surviving Corporation to indemnify and hold harmless, exculpate from liabilities and advance expenses to each of the current or former directors or officers of OCI and its subsidiaries, to the fullest extent not prohibited by law. In addition, the Surviving Corporation will fulfill and honor the obligations of OCI and its subsidiaries pursuant to existing indemnification agreements and any indemnification or exculpation provision set forth in the organizational documents of OCI and its subsidiaries in effect as of the date of the Merger Agreement. The Merger Agreement also provides for a period of six (6) years from the date of the completion of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of OCI and its subsidiaries than are presently set forth in the certificate of incorporation and bylaws of OCI and its subsidiaries and such provisions may not be amended, repealed, or otherwise modified in any manner that could adversely affect the rights of any person benefited by such provisions. The Surviving Corporation will either maintain in effect, for a period of six years after the Effective Time, OCI’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time on terms no less favorable than those of such policy in effect as of the date of the Merger Agreement (except that the Surviving Corporation will not be required to spend more than 300% of the last annual premium paid prior to the Effective Time), or purchase a six (6) year extended reporting period endorsement with respect to the current insurance. OCI may, with Walgreens’ prior written consent, purchase a six (6) year extended reporting period endorsement at a cost not greater than eighteen (18) times the last annual premium.

Employee Benefit Arrangements.  The Merger Agreement provides that for a period of twelve (12) months following the Effective Time, Walgreens and Offeror will provide the employees of OCI and its subsidiaries who are employees immediately prior to the Effective Time (“Continuing Employees”), with health, welfare, pension and retirement benefits that are no less favorable, in the aggregate, than either (i) those provided by OCI and its subsidiaries immediately prior to the Effective Time or (ii) those provided to similarly situated employees of Walgreens and its subsidiaries. Following the Effective Time, Walgreens will give each Continuing Employee full credit for prior service with OCI and its subsidiaries to the extent such service would be recognized if it had been performed as an employee of Walgreens for purposes of:

•	eligibility and vesting under certain employee benefit plans or policies of general application maintained by Walgreens or its subsidiaries (a “Walgreens Employee Plan”),

•	unless covered under another arrangement with or of Walgreens or the Surviving Corporation, determination of benefit levels under certain Walgreens Employee Plans or policies of general application relating to vacation or severance, and

•	determination of “retiree” status under certain Walgreens Employee Plans, in each case for which the Continuing Employees are otherwise prospectively eligible and in which the Continuing Employees are offered participation, but except where such credit would result in a duplication of benefits.

In addition, Offeror will waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable medical and dental plan of Walgreens and recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs.

Conduct of OCI’s Business.  In the Merger Agreement, OCI agreed that during the Interim Period, subject to certain specified exceptions, OCI will, and will cause its subsidiaries to, use commercially reasonably efforts to act and carry out its business in the ordinary course of business, maintain and preserve intact its business organization and business relationships and retain the services of its key officers and employees except as may be consented to in writing by Walgreens (such consent not to be unreasonably withheld, conditioned or delayed). In addition, during the Interim Period OCI, subject to certain specified exceptions, will not, and will not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of Walgreens (such consent not to be unreasonably withheld, conditioned or delayed):

•	declare, set aside or pay any dividends on, or make any other distributions in respect of any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary of OCI to its parent);

•	adjust, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock or any of its other securities;

•	purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except for the acquisition of Shares (1) from holders of OCI Stock Options in payment of the exercise price payable by such holder upon exercise of OCI Stock Options under the terms of such options, (2) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of services to OCI or any of its subsidiaries or (3) upon the conversion of, or a required repurchase of, OCI’s convertible senior notes, in each case pursuant to the indenture for such security;

•	except as permitted under the Merger Agreement, issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, in each case other than the issuance of Shares (1) upon the exercise of OCI Stock Options outstanding on the date of the Merger Agreement, (2) pursuant to the OCI Employee Stock Purchase Plan in accordance with the terms of the Merger Agreement, or (3) upon the conversion of OCI’s convertible senior notes;

•	other than purchases and sales of inventory in the ordinary course of business, purchase, sell, lease, license, transfer, mortgage, abandon or vacate, encumber or otherwise subject to a lien or otherwise acquire or dispose of any material leases, properties, rights or assets having a value in excess of $2,000,000 individually or $5,000,000 in the aggregate;

•	amend its certificate of incorporation, bylaws or other comparable charter or organizational documents;

•	except for purchases of inventory and raw materials in the ordinary course of business, acquire any material amount of assets or capital stock by merging, consolidating with, or purchasing the assets or capital stock of any person or division;

•	sell, lease, license, pledge, or otherwise dispose of or encumber any material properties or material assets of OCI or of any of its subsidiaries other than in the ordinary course of business;

•	(1) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person (other than letters of credit or similar arrangements issued to or for the benefit of suppliers and manufacturers in the ordinary course of business), (2) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of OCI or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well,” or other agreement to maintain any financial statement condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing, or (3) make any loans, advances (other than routine advances to employees of OCI and its subsidiaries in the ordinary course of business), capital contributions to, or investment in any person other than OCI (or any of its direct or indirect wholly owned subsidiaries);

•	make any capital expenditures or other expenditures with respect to property, plant or equipment, in excess of $500,000 in the aggregate for OCI and its subsidiaries, taken as a whole other than as set forth in OCI’s capital expenditure budget;

•	except as may have been required by a change in U.S. generally accepted accounting principles, implement or adopt any material changes in financial accounting methods, principles, practices or any of its methods of reporting income, deductions or other material items for financial accounting purposes;

•	except as required to comply with applicable law and existing agreements, (1) adopt, enter into, terminate or materially amend any employment agreement or material benefit plan for the benefit of current or former director, officer or employee or any collective bargaining agreement (except in the ordinary course of business and only if such arrangement is non-material), (2) increase in any material respect the compensation or fringe benefits of, pay any bonus to any director, officer or employee (except for annual increases of salaries in the ordinary course of business), (3) accelerate the payment, right to payment or vesting of any material compensation or benefits, including any outstanding options or restricted stock awards, other than as contemplated by the Merger Agreement, (4) grant any kind of stock options or other equity based compensation, or (5) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits;

•	except in the ordinary course of business and on terms not materially adverse to OCI and its subsidiaries, taken as a whole, (1) enter into, renew, fail to renew, extend, materially amend, cancel or terminate any material lease or material contract (2) enter into, exercise any renewal, extension option, rights of first refusal or right to expand under any new lease, sublease or license for the use or occupancy of real property having an annual rental and additional rental obligation in excess of $50,000 per annum or an initial term in excess of three (3) years;

•	compromise, settle or agree to settle any suit or legal claim or proceeding, other than compromises, settlements or agreements not in excess of $250,000 individually or $1,000,000 in the aggregate without the imposition of material equitable relief on, or the admission of wrongdoing by OCI or any of its subsidiaries or waive any claims or rights of substantial value;

•	enter into any “non-compete” or similar agreement that would by its terms restrict the businesses of the Surviving Corporation or its subsidiaries or affiliates following the Effective Time;

•	enter into any new line of business outside of its existing business;

•	adopt or enter into a plan of liquidation, dissolution, consolidation, or other reorganization of such entity;

•	make, change or revoke any material tax election, change any material method of tax accounting, enter into any closing agreement, settle or compromise any material liability for taxes, file any material amended tax return, surrender any claim for a material refund of taxes, or execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of material taxes;

•	take any material action with respect to an affiliate of OCI (other than among wholly owned subsidiaries of OCI) that is outside of the ordinary course of business; or

•	authorize, commit or agree to take any of the foregoing actions.

No Solicitation.  In the Merger Agreement, OCI agreed that, until the earlier of the Acceptance Time or the termination of the Merger Agreement (the “Specified Time”), neither OCI nor any of its subsidiaries will, and OCI will direct its representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage (including by providing information) any inquiries, proposals or offers with respect to, or the making or completion of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal (as defined below),

•	enter into, continue or otherwise engage or participate in any discussions or negotiations regarding, or furnish to any person any non-public information or data relating to OCI or any of its subsidiaries in connection with, or have any discussions with any person relating to, an actual or proposed Acquisition Proposal, or otherwise knowingly encourage or facilitate any effort or attempt to make or implement an Acquisition Proposal,

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, or

•	approve, endorse or recommend, or publicly announce an intention to approve, endorse or recommend, or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”).

However, OCI may in response to an unsolicited and bona fide Acquisition Proposal received after the date of the Merger Agreement that did not result from or arise from a breach (other than any such breach that is unintentional and immaterial in effect) of the non-solicitation provisions of the Merger Agreement and that the OCI Board determines (1) in good faith after consultation with outside counsel and OCI’s financial advisor that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal, and (2) after consultation with its outside counsel that the failure to do so would be inconsistent with its fiduciary duties under applicable law:

•	furnish information with respect to OCI to the person (and the representatives of such person) making such Acquisition Proposal (provided, that such person has entered into a confidentiality agreement with OCI substantially similar to and no less favorable to OCI than the confidentiality agreement between Walgreens and OCI), and

•	engage in discussions or negotiations (including solicitation of revised Acquisition Proposals) with such person and its representatives regarding any such Acquisition Proposal.

OCI must provide or make available to Walgreens any non-public information concerning OCI (or any of its subsidiaries) that is provided to the person making such Acquisition Proposal (or to its representatives) which was not previously provided or made available to Walgreens. Such information should be provided prior to or concurrently with providing such information to such other person.

Prior to the Specified Time:

•	the OCI Board is not permitted to, except as set forth in the Merger Agreement, withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, in a manner adverse to Walgreens, the OCI Board’s recommendation that OCI stockholders tender their Shares in the Offer or otherwise approve the adoption of the Merger Agreement (the “Recommendation”);

•	OCI is not permitted to approve, recommend or enter into any Alternative Acquisition Agreement that is intended to be, or would reasonably be likely to result in, any Acquisition Proposal (other than a confidentiality agreement referred to above entered into in the circumstances permitted by the non-solicitation provisions of the Merger Agreement); and

•	the OCI Board is not permitted to, except as permitted by the non-solicitation provisions of the Merger Agreement, approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Acquisition Proposal.

However, if, prior to the Specified Time, the OCI Board determines in good faith, after consultation with outside counsel, that such action is reasonably necessary to comply with its fiduciary duties under applicable law, the OCI Board may:

•	withhold, withdraw or modify, or propose publicly to withhold, withdraw or modify, in a manner adverse to Walgreens or Offeror, the Recommendation (a “Change of Recommendation”); and/or

•	if OCI receives an unsolicited bona fide written Acquisition Proposal which the OCI Board determines in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal, after considering all of the adjustments to the terms of the Merger Agreement which may be offered by Walgreens, terminate the Merger Agreement and enter into a definitive agreement with respect to such Superior Proposal (provided that in the event of such a termination, OCI substantially concurrently enters into such definitive agreement), provided that:

–	OCI may not terminate the Merger Agreement pursuant to the foregoing, and any purported termination pursuant to the foregoing will be void and of no force or effect, unless, concurrently with such termination OCI pays Walgreens a termination tee of $25,800,000 (the “Termination Fee”), and otherwise complies with the applicable termination provisions of the Merger Agreement;

–	OCI must not have breached the non-solicitation provisions of the Merger Agreement; and

–	(1) OCI must have provided prior written notice to Walgreens, at least five business days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice must specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), (2) prior to effecting such Change of Recommendation or terminating the Merger Agreement, OCI must cause its financial and legal advisors to, during the Notice Period, negotiate with Walgreens in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, if Walgreens, in its discretion, proposes to make such adjustments (in the event of any material revisions to a Superior Proposal (including, without limitation, any revision in price), the Notice Period will be extended, if applicable, to ensure that at least two (2) business days remain in the Notice Period subsequent to the time OCI notifies Walgreens of any such material revision; and (3) Walgreens does not, within the Notice Period, make an offer that the OCI Board determines in good faith to be as favorable to the Company’s stockholders as such Superior Proposal.

OCI is required to promptly (in any event within 24 hours) advise Walgreens of (i) any inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal, (ii) any request for information relating to OCI or its subsidiaries, other than requests for information not reasonably expected to be related or lead to an Acquisition Proposal, and (iii) any inquiry or request for discussion or negotiation regarding or that would reasonably be expected to result in an Acquisition Proposal, including in each case the identity of the person making any such Acquisition Proposal, indication, inquiry, offer or request and the material terms and conditions of any such Acquisition Proposal, indication, inquiry or offer. OCI is required to keep Walgreens reasonably informed on a reasonably current basis of the status (including any material changes to the terms thereof) of any such discussions or negotiations regarding any such Acquisition Proposal, indication, inquiry, offer or any material developments relating thereto. OCI further agreed that neither it nor any of its subsidiaries will terminate, waive, amend, release or modify any provision of any existing standstill, confidentiality or similar agreement to which it or one of its affiliates or representatives is a party and that OCI and its subsidiaries will enforce the provisions of any such agreement, except to the extent, after consultation with outside counsel, the OCI Board determines that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

Notwithstanding the non-solicitation provisions, the Merger Agreement does not prohibit OCI from (i) taking and disclosing to its stockholders a position with respect to any tender offer contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to stockholders) or (ii) making any required disclosure to OCI stockholders if, in the good faith judgment of the OCI

Board, after consultation with outside counsel, it is required to do so under applicable law or the failure to do so would be inconsistent with its fiduciary duties under applicable law. However, any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) will be deemed to be a Change of Recommendation unless the OCI Board expressly publicly reaffirms its Recommendation in such communication or within two (2) business days after requested to do so by Walgreens.

OCI further agreed in the Merger Agreement that it will, and will direct its representatives to, cease immediately all discussions, solicitations or negotiations with any that commenced prior to the date of the Merger Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.

The term “Acquisition Proposal” means (i) any inquiry, proposal or offer from any person or group of persons other than Walgreens or one of its subsidiaries for a merger, reorganization, share exchange, joint venture, consolidation, business combination, recapitalization, dissolution, liquidation, or similar transaction involving OCI (or any subsidiary or subsidiaries of OCI the business of which constitutes twenty percent (20%) or more of the net revenues, net income or assets of OCI and its subsidiaries, taken as a whole), (ii) any proposal for the issuance by OCI of over twenty percent (20%) of its equity securities or (iii) any proposal or offer to acquire in any manner, directly or indirectly, over twenty percent (20%) of the equity securities or consolidated total assets of OCI and its subsidiaries, in each case other than the Offer or the Merger.

The term “Superior Proposal” means any bona fide written Acquisition Proposal on terms which (i) OCI Board determines in good faith, after consultation with OCI’s outside legal counsel and financial advisors, to be more favorable to the holders of Shares from a financial point of view than the Offer and the Merger, taking into account all the terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Walgreens in good faith to OCI in response to such proposal or otherwise) and (ii) that the OCI Board believes is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal. For purposes of the definition of “Superior Proposal,” the references to “twenty percent (20%)” in the definitions of Acquisition Proposal are deemed to be references to “fifty percent (50%).”

Access to Information.  The Merger Agreement provides that during the Interim Period, OCI will give Walgreens and its representatives reasonable access, upon reasonable notice, during normal business hours and in a manner that does not unduly disrupt or interfere with business operations to OCI, to all OCI’s and its subsidiaries’ properties, books, contracts, commitments, personnel, reports, schedules, registration statements, and records and other document filed or received by it, as Walgreens may from time to time reasonably request. OCI is not required to provide information, that in its good faith judgment, would: (1) result in the disclosure of any trade secrets of third parties; (2) violate any obligation of OCI with respect to confidentiality; (3) jeopardize protections afforded OCI under the attorney-client privilege or the attorney work product doctrine; (4) violate any legal requirement; or (5) unduly interfere with the conduct of OCI’s business.

Conditions to Completion of the Merger.  Pursuant to the Merger Agreement, the respective obligations of Walgreens, Offeror and OCI to complete the Merger are subject to the satisfaction of each of the following conditions:

•	unless the Merger is completed pursuant to Delaware’s short-form merger statute, the Merger Agreement will have been adopted by the OCI stockholders at a meeting of such stockholders;

•	no governmental entity of competent jurisdiction will have enacted, issued or entered any restraining order, preliminary or permanent injunction, or similar order, legal restraint or prohibition which remains in effect that enjoins or otherwise prohibits consummation of the Merger; and

•	unless the Offer has been converted to a One Step Merger, Walgreens or Offeror will have accepted for payment and paid for the Shares pursuant to the Offer in accordance with the terms of the Merger Agreement.

Termination.  The Merger Agreement may be terminated prior to the Effective Time, and the Offer and the Merger may be abandoned, whether before or after adoption of the Merger Agreement by the OCI stockholders:

•	by mutual written consent of Walgreens, Offeror and OCI at any time prior to the Acceptance Time;

•	by either Walgreens or OCI, if:

—	the Acceptance Date has not have occurred on or before the Outside Date (January 2, 2008, subject to adjustment as provided below), provided, that:

–	if any Significant Required Governmental Approval has not have been obtained by November 2, 2007, then the Outside Date will be such date, unless Walgreens delivers written notice to OCI prior to such date stating that in its good faith judgment, it is reasonably probable that the condition related to obtaining such governmental approvals will be satisfied on or prior to January 2, 2008, and then the Outside Date will be January 2, 2008, and

–	if by January 2, 2008, the only condition to the Offer which has not been satisfied is the expiration or termination of the applicable waiting period under the HSR Act, Walgreens will be entitled to extend the Outside Date by up to three additional one-month periods, if in Walgreens’ good faith judgment, it is reasonably probable that such waiting period will be satisfied during such three month period (it being understood that in no event will Walgreens be entitled to extend the Outside Date to a date that is later than the nine-month anniversary of the Merger Agreement).

However, neither Walgreens nor OCI will be entitled to terminate the Merger Agreement pursuant to this provision if such party’s willful breach of a representation or warranty in the Merger Agreement or whose other action or failure to act has been a principal cause of or resulted in the failure of the Acceptance Date to occur on or before such date (the passage of such period will be tolled for any part during which any party is subject to a non-final order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Offer);

—	at any time prior to the Acceptance Date, a governmental entity of competent jurisdiction has issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger, provided that the party seeking to terminate pursuant to this clause has used such efforts as may be required by the Merger Agreement to prevent, oppose or remove such injunction; or

—	due to the failure of one or more conditions to the completion of the Offer, the Offer terminates or expires in accordance with its terms without Walgreens or Offeror having purchased any Shares pursuant to the Offer (provided that the right to terminate pursuant to this clause will not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances involving any intentional misrepresentation or any breach of any representation, warranty, covenant or agreement under the Merger Agreement by such party or any of its subsidiaries);

•	by OCI, if:

—	Walgreens or Offeror have failed to commence the Offer within ten (10) business days after the date of the Merger Agreement, if at such time OCI has filed (or is then prepared to file) the Schedule 14D-9 with the SEC;

—	prior to the Acceptance Date, in order to enter into a transaction that is a Superior Proposal in accordance with the terms of the Merger Agreement and provided that OCI pays the Termination Fee prior to or concurrently with such termination; or

—	if Walgreens or Offeror have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach of failure to perform (1) would give rise to a material adverse effect on the ability of Walgreens or Offeror to consummate the transactions contemplated by the Merger Agreement (a “Buyer Material Adverse Effect”), or would result in a failure of a condition to the Offer to be satisfied or in a failure of the Acceptance Date or the Closing to occur, and (2) cannot be cured by the Outside Date, provided that OCI has given Walgreens written notice, delivered at least thirty (30) days prior to such termination, stating OCI’s intention to terminate the Merger Agreement.

•	by Walgreens, if:

—	prior to the Acceptance Date, (i) the OCI Board has failed to recommend the Offer in Schedule 14D-9 or has undertaken a Change of Recommendation; (ii) the OCI Board has approved, endorsed or recommended to the stockholders of OCI an Acquisition Proposal; or (iii) in the case of an Acquisition Proposal made by means of a tender offer or exchange offer for outstanding Shares, the tender offer or exchange offer constituting the Acquisition Proposal has been commenced and the OCI Board has recommended that the stockholders of OCI tender their shares in such tender or exchange offer or, within ten (10) business days after the commencement of such tender or exchange offer, the OCI Board has failed to recommend against acceptance of such offer; or

—	prior to the Acceptance Date, if OCI has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would result in a failure of the conditions to the completion of the Offer relating to the truth and accuracy of OCI’s representations and warranties, compliance with covenants and no Company Material Adverse Effect, or the conditions to the completion of the Merger to be satisfied and (ii) cannot be cured by the Outside Date, provided that Walgreens has given OCI written notice, delivered at least thirty (30) days prior to such termination, stating Walgreens intention to terminate this Agreement pursuant to this clause and the basis for such termination.

Effect of Termination.  In the event of termination of the Merger Agreement, it will immediately become void and OCI, Walgreens or Offeror or their respective officers, directors, stockholders or Affiliates will have no liability or obligation; provided, that (a) any such termination will not relieve any party from liability for any willful breach of the Merger Agreement, and (b) the provisions of the Merger Agreement relating to confidentiality, fees and expenses, effect of termination and certain miscellaneous provisions of the Merger Agreement as well as the confidentiality agreement between Walgreens and OCI will remain in full force and effect and survive any termination of this Agreement.

Fees and Expenses.  OCI will pay Walgreens the Termination Fee if the Merger Agreement is terminated:

1. by OCI, to enter into a transaction that is a Superior Proposal; or

2.	by Walgreens, if prior to the Acceptance Date: (i) the OCI Board has failed to recommend the Offer in the Schedule 14D-9 or has undertaken a Change of Recommendation; (ii) the OCI Board has approved, endorsed or recommended to the stockholders of OCI an Acquisition Proposal; or (iii) in the case of an Acquisition Proposal made by means of a tender offer or exchange offer for outstanding Shares, the tender offer or exchange offer constituting the Acquisition Proposal has been commenced and the OCI Board has recommended that the stockholders of OCI tender their shares in such tender or exchange offer or, within ten (10) business days after the commencement of such tender or exchange offer, the OCI Board has failed to recommend against acceptance of such offer; or

3. by either Walgreens or OCI, if:

•	the Acceptance Date has not occurred by the Outside Date; or

•	due to the failure of one or more conditions to the completion of the Offer, the Offer terminates or expires in accordance with its terms without Walgreens or Offeror having purchased any Shares pursuant to the Offer;

4.	by Walgreens, prior to the Acceptance Date, if OCI has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would result in a failure of the conditions to the completion of the Offer relating to the truth and accuracy of OCI’s representations and warranties, compliance with covenants and no Company Material Adverse Effect, or the conditions to the completion of the Merger to be satisfied and (ii) cannot be cured by the Outside Date, provided that Walgreens has given OCI written notice, delivered at least thirty (30) days prior to such termination, stating Walgreens intention to terminate this Agreement pursuant to this clause and the basis for such termination;

and, in the case of (3) or (4) above only, (a) before the date of such termination, an Acquisition Proposal has been publicly announced and not withdrawn, and (b) within 12 months after the date of termination, OCI enters into a definitive agreement with respect to, or consummates a transaction contemplated by an Acquisition Proposal (references to “20%” in the definition of Acquisition Proposal are deemed to be references to “40%” for purposes of this clause) (any such transaction “Qualifying Transaction”).

In the event that a proposal regarding a Qualifying Transaction is made known to the public or to the OCI Board or is made directly to the OCI stockholders generally or any person has publicly announced an intention (whether or not conditional or withdrawn) to make a proposal regarding a Qualifying Transaction that reasonably appears to be bona fide and the Merger Agreement is thereafter terminated under any of the circumstances referred to in (3) or (4) above) (disregarding the requirements of (a) and (b) and except for a termination under the clause related to the Outside Date or a termination by OCI under the clause related to the termination or expiration of the Offer without Walgreens or Offeror having purchased any Shares pursuant to the Offer, and no Termination Fee is yet payable, then OCI will be obligated to pay all of out-of-pocket fees and expenses (including all reasonable fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers of Walgreens and its affiliates), incurred by Walgreens and Offeror or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and all other matters related to the Offer and the Merger, subject to a maximum of $5 million. If OCI becomes obligated to pay to Walgreens the Termination Fee at a later date, the payment obligation will be reduced by the amount of expenses previously paid to Walgreens pursuant to this sentence.

In the event that the Merger Agreement is terminated by OCI due to the clause related to Walgreens’ or Offeror’s breach of the Merger Agreement, then Walgreens will be obligated to pay to OCI all of its out-of-pocket fees and expenses (including reasonable fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers of the Company), incurred by OCI or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and all other matters relating to the Offer and the Merger, subject to a maximum of $5 million in the aggregate.

Amendment.  Subject to those amendments requiring the approval of the Continuing Directors described above, the Merger Agreement may be amended by the parties by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of any party, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval.

Extension; Waiver.  Subject to the provisions of the Merger Agreement providing for the approval of Continuing Directors, at any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement which is filed as Exhibit (d)(1) to the Schedule TO filed by Walgreens and Offeror with the SEC on July 17, 2007.

(c) Support Agreements. In connection with entering into the Merger Agreement, Walgreens and Offeror have entered into the Support Agreements with Option Care’s Chairman of the Board, Dr. John N. Kapoor, and certain affiliated entities established by him, all of which collectively own approximately 22% of the outstanding Option Care Shares (each a “Stockholder” and collectively, the “Stockholders”).

Pursuant to the Support Agreements, the Stockholders have agreed that promptly after the commencement of the Offer, but in any event no later than the expiration of the Offer, such Stockholders will tender in the Offer all Shares owned by such Stockholders. In addition, the Stockholders have agreed that, during the time the Support Agreement is in effect, at any meeting of OCI stockholders, or any adjournment or postponement thereof, such Stockholder shall be present (in person or by proxy) and vote (or cause to be voted) all of its owned Shares as well as any other voting securities of OCI that are beneficially owned by such Stockholder or over which such Stockholder has, directly or indirectly, the right to vote:

•	in favor of approval of the Merger Agreement and the transactions contemplated thereby, including the One Step Merger, and any other matter that is required to facilitate the transactions contemplated by the Merger Agreement; and

•	against any Acquisition Proposal and against any action or agreement that would impair the ability of Walgreens and Offeror to complete the Offer or the Merger, the ability of OCI to consummate the Merger, or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement.

Each Stockholder granted Walgreens an irrevocable proxy with respect to the foregoing.

The Stockholders further agreed to certain restrictions with respect to their Shares including restrictions on transfer and agreed to comply with the non-solicitation provisions of the Merger Agreement applicable to OCI as if directly applicable to such stockholders.

The Support Agreements will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the amendment of the Merger Agreement in a manner that materially adversely affects any Stockholder, and (iii) the consummation of the Merger.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements which are filed as Exhibits (d)(2) and (d)(3) of the Schedule TO filed by Walgreens and Offeror with the SEC on July 17, 2007.

(d) Management Arrangements.  Walgreens and Messrs. Rajat Rai, Paul Mastrapa, Joseph Bonaccorsi and Bruce Kutinsky have agreed to the general terms of agreements to be entered into at or prior to completion of the Merger, but would not become effective until the Merger is completed. The agreements would supersede the terms of the existing agreement between the executive and OCI and would subject each of Messrs. Rai, Mastrapa and Bonaccorsi to certain non-competition and non-solicitation requirements. A description of current arrangements between OCI and members of its management is set forth in the Schedule 14D-9.

Mr. Rai has agreed to enter into an agreement with Walgreens that would become effective upon the Effective Time. In connection with the renegotiation and resolution of his current OCI employment agreement, the agreement would provide Mr. Rai with a total guaranteed amount to be paid in connection with the Merger equal to the sum of: (i) three times Mr. Rai’s annual base salary; and (ii) a bonus equal to three times 60% of Mr. Rai’s annual base salary. Mr. Rai would also be entitled to his accrued compensation through the Effective Time, a pro-rata annual bonus with respect to the year in which the Merger occurs and continued benefits for three years following the Effective Time. This agreement would also provide for a consulting arrangement with Mr. Rai, with an initial term of six months, subject to renewal by mutual agreement of the parties. For this initial consulting term, the agreement would provide Mr. Rai with consulting fees equal to one-half of Mr. Rai’s annual base salary as of the Effective Time.

Mr. Mastrapa has agreed to enter into a new two-year employment agreement with Walgreens effective upon the Effective Time. In connection with the renegotiation and resolution of his current OCI employment agreement, the agreement would provide Mr. Mastrapa with a total guaranteed amount to be paid in connection with the Merger equal to the sum of: (i) two times Mr. Mastrapa’s annual base salary and (ii) a bonus equal to two times 40% of Mr. Mastrapa’s annual base salary. In addition, pursuant to this employment agreement, Mr. Mastrapa would become President of the Surviving Corporation and would receive an annual base salary of $325,000, an annual target bonus of 60% of his base salary (50% of which will be guaranteed for fiscal years 2008 and 2009) and, subject to the approval of Walgreens’ Compensation Committee, an award of 6,000 shares of restricted stock of Walgreens, 50% of which would be granted following the Effective Time and the remaining 50% would be granted upon the one year anniversary of the Effective Time. Mr. Mastrapa would also be eligible for annual option grants under Walgreens’ Executive Stock Option Plan, subject to the approval of Walgreens Compensation Committee.

Mr. Bonaccorsi has agreed to enter into a new one-year employment agreement with Walgreens effective upon the Effective Time. In connection with the renegotiation and resolution of his current OCI employment agreement, the agreement would provide Mr. Bonaccorsi with a total guaranteed amount to be paid in connection with the Merger equal to the sum of: (i) two times Mr. Bonaccorsi’s annual base salary; (ii) a bonus equal to two times 40% of Mr. Bonaccorsi’s annual base salary; and (iii) bonus per Mr. Bonaccorsi’s existing employment agreement with OCI to be paid at 100% of target prorated through the Effective Time. In addition, pursuant to this employment agreement, Mr. Bonaccorsi would become Senior Vice President, General Counsel, and Secretary of the Surviving Corporation and would receive an annual base salary of $291,500 and an annual target bonus of 40% of his base salary (50% of which will be guaranteed for the 2008 fiscal year). Mr. Bonaccorsi would also be eligible for annual option grants under Walgreens’ Executive Stock Option Plan, subject to the approval of Walgreens Compensation Committee.

As of the date of this Offer to Purchase, Walgreens and Offeror are discussing the terms of future employment agreements with Ms. Lori Zsitek and Dr. Bruce Kutinsky, respectively, but, as of the date of this Offer to Purchase, the terms of such employment agreements with Walgreens have not been finalized and there can be no assurance that such agreements will be reached. To the knowledge of Walgreens and Offeror, as of the date of this Offer to Purchase, no other members of OCI’s current management have entered into any agreement, arrangement or understanding with Offeror, Walgreens or their affiliates regarding the terms of their employment with the Surviving Corporation, Walgreens or any of their subsidiaries. A description of current arrangements between OCI and members of its management is set forth in the Schedule 14D-9.

(e) Appraisal Rights.  No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, OCI stockholders that have not tendered their Shares will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. OCI stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price. If any OCI stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive Offer Price in accordance with the Merger Agreement. An OCI stockholder may withdraw his or her demand for appraisal by delivery to Offeror of a written withdrawal of his or her demand for appraisal prior to the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by OCI stockholders desiring to exercise any available appraisal rights.

The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Failure to follow the steps required by the DGCL for perfecting appraisal rights may result in the loss of such rights. Any OCI stockholder desiring to seek appraisal should consult their own legal advisor. OCI stockholders who tender Shares in the Offer will not have appraisal rights.

(f) “Going-Private” Transactions.  The SEC has adopted Rule 13e-3 promulgated under the Exchange Act, which is applicable to certain “going-private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (1) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (2) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Walgreens and Offeror believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, OCI stockholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in the transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

(g) Plans for OCI.  In connection with the Offer, Walgreens and Offeror have reviewed and will continue to review various possible business strategies that they might consider in the event that Offeror acquires control of OCI, whether pursuant to the Offer, the Merger or otherwise. These changes could include, among other things, changes in OCI’s business corporate structure, capitalization and management. Upon the consummation of the Merger, OCI will become a wholly owned subsidiary of Walgreens.

12.	SOURCE AND AMOUNT OF FUNDS

Offeror estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger and to pay related fees and expenses will be approximately $763 million after giving effect to proceeds received in connection with the exercise of OCI Stock Options and excluding OCI’s fees and expenses. After completion of the Offer, to the extent that it is not left outstanding on the same or modified terms, Walgreens expects to repay or refinance up to approximately $122 million of outstanding indebtedness of OCI. Walgreens will ensure that Offeror has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger. Walgreens has available the necessary funds from its ongoing free cash flow and available sources of financing including existing and new credit facilities and lines of credit to complete the Offer and the Merger, and will cause Offeror to have sufficient funds available to complete the Offer and the Merger.

13.	DIVIDENDS AND DISTRIBUTIONS

The Merger Agreement provides that, without the prior written consent of Walgreens, OCI will not, and will not permit any of its subsidiaries to, prior to the Effective Time:

•	declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary of OCI to its parent);

•	adjust, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock or any of its other securities;

•	purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause, for the acquisition of Shares (1) from holders of OCI Stock Options in payment of the exercise price payable by such holder upon exercise of OCI Stock Options under the terms of such options, (2) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of services to OCI or any of its subsidiaries or (3) upon the conversion of, or a required repurchase of, OCI’s convertible senior notes, in each case pursuant to the indenture for such security; or

•	except as permitted under the Merger Agreement, issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, in each case other than the issuance of shares of OCI Common Stock (1) upon the exercise of OCI Stock Options outstanding on the date of the Merger Agreement, (2) pursuant to the OCI Employee Stock Purchase Plan in accordance with the terms of the Merger Agreement, or (3) upon the conversion of OCI’s convertible senior notes.

14.	CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, Offeror will not be obligated to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for, and (subject to any such rules or regulations) may, to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment of any tendered Shares if (i) there have not been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which represents more than one-half of the number of Shares outstanding on a fully diluted basis (which shall mean, for purposes of this condition, as of any time, the number of Shares then outstanding, together with all Shares then issuable pursuant to outstanding Company Stock Options and issuance upon conversion of OCI’s convertible senior notes (the “Minimum Condition”) or (ii) at any time after the date of the Merger Agreement and before the Acceptance Time, any of the following events shall occur and be continuing:

•	The waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer has not expired or otherwise been terminated.

•	Any Significant Required Governmental Approval has not been obtained. “Significant Required Governmental Approval” means any approval or clearance required to be obtained by Walgreens, Offeror or OCI from any governmental entity in order to permit the acceptance for payment of Shares tendered pursuant to the Offer or the ownership and operation of OCI by Walgreens. However, no such approval or clearance will be deemed to be a “Significant Required Governmental Approval” unless the acceptance for payment of Shares tendered pursuant to the Offer or the ownership and operation of OCI by Walgreens without first obtaining such approval or clearance would have or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Buyer Material Adverse Effect.

•	(i) Certain representations and warranties of OCI relating to (1) its organization, standing and power, (2) its authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, (3) its capitalization, (4) the OCI stockholder vote required to approve the Merger, and (5) the absence of a Company Material Adverse Effect are not true and correct in all respects (except, in the case of OCI’s capitalization representation, for such inaccuracies as are de minimis in the aggregate), in each case at and as of the date of the Merger Agreement and at and as of immediately prior to the Acceptance Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); or (ii) any of the other representations and warranties of OCI set forth in the Merger Agreement (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) are not true and correct in each case at and as of the date of the Merger Agreement and at and as of immediately prior to the Acceptance Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

•	OCI has not in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it immediately prior to the Acceptance Time, and such failure to perform has not been cured prior to such time.

•	A governmental entity of competent jurisdiction has enacted, issued or entered any restraining order, preliminary or permanent injunction or similar order or legal restraint or prohibition which remains in effect that enjoins or otherwise prohibits consummation of the Offer or the Merger.

•	There has been enacted since the date of the Merger Agreement, and there remains in effect, any law that prohibits the acceptance for payment of Shares tendered pursuant to the Offer or that prohibits the consummation of the Merger, and the violation of such law that would occur if Shares were accepted for payment or if the Merger were consummated would have a Company Material Adverse Effect or Buyer Material Adverse Effect.

•	There is pending before any court of competent jurisdiction any action commenced by a governmental entity against OCI, Walgreens or Offeror that seeks to prohibit the acceptance for payment of Shares tendered pursuant to the Offer or to prohibit the consummation of the Merger that would have a Company Material Adverse Effect or Buyer Material Adverse Effect.

•	The Merger Agreement has been validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Walgreens and Offeror, may be asserted by Walgreens or Offeror, regardless of the circumstances giving rise to any such conditions, and, except for the Minimum Condition, may be waived by Walgreens or Offeror in whole or in part at any time and from time to time, subject to the terms of the Merger Agreement. The failure by Walgreens or Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

15.  LEGAL MATTERS; REQUIRED REGULATORY APPROVALS

Except as set forth in this Offer to Purchase, based on Walgreens and Offeror’s review of publicly available filings by OCI with the SEC and other information regarding OCI, neither Walgreens nor Offeror is aware of any licenses or regulatory permits that appear to be material to the business of OCI and its subsidiaries, taken as a whole, that might be adversely affected by Offeror’s acquisition of Shares in the Offer.

In addition, neither Walgreens nor Offeror is aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency under laws regulating competition other than the filings under the HSR Act applicable to the Offer or the Merger that would be required for Offeror’s acquisition or ownership of the Shares. Should any such approval or other action be required, Walgreens and Offeror expect to seek such approval or action, except as described below under — “State Takeover Laws.” Should any such approval or other action be required, Walgreens and Offeror cannot be certain that Walgreens and Offeror would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to OCI’s or its subsidiaries’ businesses, or that certain parts of OCI’s, Walgreens’, Offeror’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, Offeror may not be required to purchase any Shares in the Offer. See the “Introduction” to this Offer to Purchase and Section 14 — “Conditions of the Offer” for a description of the conditions to the Offer.

State Pharmacy Boards and Other Health-Care Related Filing and Approvals.  In connection with the purchase of the Shares in the Offer and the completion of the Merger, Walgreens and Offeror anticipate that various filings will be required with the pharmacy board of various states and certain other health-care-related agencies. Other than with respect to Significant Required Regulatory Approvals, Walgreens and Offeror will be required to complete the Offer and the Merger (assuming satisfaction or waiver of all other applicable conditions) regardless of the outcome or status with respect to these filings.

State Takeover Laws.  OCI is incorporated in Delaware and is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person that has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three (3) years following the date such person became an interested stockholder. The OCI Board approved for purposes of Section 203 of the DGCL the entering into by Walgreens, Offeror and OCI of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and has taken all appropriate action so that Section 203 of the DGCL, with respect to OCI, will not be applicable to Walgreens and Offeror by virtue of such actions.

A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes (other than Section 203 of the DGCL) purport to apply to the Offer or the Merger, Walgreens and Offeror believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the U.S. Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Except as set forth in this Offer to Purchase, Walgreens and Offeror have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Walgreens and Offeror reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that Walgreens and Offeror take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, Walgreens and Offeror may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Walgreens and Offeror might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, Offeror may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14 — “Conditions of the Offer.”

Antitrust.  Under the HSR Act, certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Walgreens by virtue of Offeror’s acquisition of Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is otherwise terminated or extended by the FTC and the Antitrust Division. Both Walgreens and OCI filed Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on July 13, 2007, and the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on July 30, 2007, unless earlier terminated by the FTC or the Antitrust Division or unless Walgreens receives a request for additional information or documentary material (known as a “Second Request”) prior to that time. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division issues a Second Request to Walgreens, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date on which Walgreens substantially complies with that request. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next calendar day that is not a Saturday, Sunday or legal public holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Walgreens’ consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although OCI is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither OCI’s failure to make those filings nor OCI’s failure to substantially comply with a Second Request issued by the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as Walgreens’ acquisition of Shares in the Offer and the Merger. At any time before or after Offeror’s purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Walgreens, Offeror, OCI or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances. See Section 14 — “Conditions of the Offer.”

Based upon an examination of publicly available information relating to the businesses in which OCI is engaged, Walgreens and Offeror believe that the acquisition of Shares in the Offer and the Merger would not violate the applicable antitrust laws. Nevertheless, Walgreens and Offeror cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 14 — “Conditions of the Offer” and Section 11(b) — “Efforts to Close the Transactions.”

16.	FEES AND EXPENSES

Walgreens has retained D. F. King & Co., Inc. as Information Agent in connection with the Offer. The Information Agent may contact OCI stockholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. Walgreens will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Walgreens has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws. In addition, Walgreens has retained Computershare Trust Company, N.A. as the Depositary. Walgreens will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, Walgreens will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Walgreens will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17.	MISCELLANEOUS

Walgreens and Offeror are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Walgreens and Offeror become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Walgreens and Offeror will make a good faith effort to comply with that state statute. If, after a good faith effort, Walgreens and Offeror cannot comply with the state statute, Offeror will not make the Offer to, nor will Offeror accept tenders from or on behalf of, the OCI stockholders in that state. Walgreens and Offeror have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 promulgated under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, OCI has filed with the SEC the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 promulgated under the Exchange Act, setting forth the recommendation of the OCI Board with respect to the Offer and the reasons for the recommendation of the OCI Board and furnishing certain additional related information. A copy of these documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8 — “Information Concerning OCI” and Section 9 — “Information Concerning Walgreens and Offeror.”

Neither Walgreens nor Offeror has authorized any person to give any information or to make any representation on behalf of either Walgreens or Offeror not contained in this Offer to Purchase or in the related Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Walgreens, Offeror, OCI or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

BISON ACQUISITION SUB INC.

July 17, 2007

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF WALGREENS AND OFFEROR

1.	WALGREENS

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Walgreens. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated, the business address of each of these individuals is c/o Walgreen Co., at 200 Wilmot Road, Deerfield, Illinois 60015, and each of these individuals is a citizen of the United States of America.

Directors

Name	Principal Occupation and Five-Year Employment History

William C. Foote	Chairman of the Board (since April 1996) and Chief Executive Officer (since January 1996) of USG Corporation. Mr. Foote was President of USG Corporation from September 1999 to January 2006. Mr. Foote is also a director of USG Corporation.

James J. Howard	Chairman Emeritus of Xcel Energy Inc. (since August 2001). Mr. Howard was Chairman of the Board of Xcel Energy Inc. from August 2000 to August 2001. Mr. Howard is also a director of Honeywell International Inc.

Alan G. McNally	Director of Harris Financial Corporation (formerly Bankmont Financial Corporation). Mr. McNally was Chairman of the Board of Harris Financial Corporation from April 1998 to May 2006, and Senior Advisor to TeleTech North America from February 2003 to September 2006. Mr. McNally was Chairman of the Board of Harris Trust and Savings Bank and Harris Bankcorp, Inc. from April 1995 until January 2004. Mr. McNally was Chief Executive Officer of Harris Trust and Savings Bank and Harris Bankcorp, Inc. from September 1993 to September 2002 and Bankmont Financial Corporation from April 1998 to September 2002, and Vice Chair of Bank of Montreal from 1990 to September 2002.

Cordell Reed	Former Senior Vice President of Commonwealth Edison Co. Mr. Reed is also a director of LaSalle Bank Corporation, Underwriters Laboratories Inc. and Washington Group International, Inc.

Jeffrey A. Rein	Chairman and Chief Executive Officer of Walgreen Co. since July 2007. Since holding the position of Executive Vice President of Walgreen Co. from February 2001 to January 2003, Mr. Rein rose within the company to hold the positions of: President and Chief Operating Officer from January 2003 to July 2006; President and Chief Executive Officer from July 2006 to May 2007; and Chief Executive Officer since May 2007.

Nancy M. Schlichting	President and Chief Executive Officer of the Henry Ford Health System (since June 2003). Ms. Schlichting was Executive Vice President and Chief Operating Officer of the Henry Ford Health System from June 1999 to June 2003, and President and Chief Executive Officer of Henry Ford Hospital from August 2001 to June 2003.

David Y. Schwartz	Independent business advisor and consultant. Former Partner at Arthur Andersen LLP. Mr. Schwartz is also a director of Foot Locker, Inc., Stage Stores, Inc. and True Value Company.

Name	Principal Occupation and Five-Year Employment History

James A. Skinner	Vice Chairman (since January 2003) and Chief Executive Officer (since November 2004) of McDonald’s Corporation. Mr. Skinner was President and Chief Operating Officer of McDonald’s Restaurant Group from February 2002 to December 2002. Mr. Skinner served as President and Chief Operating Officer of McDonald’s — Europe, Asia/Pacific, Middle East and Africa from June 2001 to February 2002. Mr. Skinner is also a director of McDonald’s Corporation and Illinois Tool Works Inc.

Marilou M. von Ferstel	Former Executive Vice President and General Manager of Ogilvy Adams & Rinehart.

Charles R. Walgreen III	Chairman Emeritus of Walgreen Co. (since July 1999). Chairman of the Board (until July 1999) and Chief Executive Officer (until January 1998). Mr. Walgreen III is the father of Kevin P. Walgreen, an executive officer of the Company.

Executive Officers

Name	Position and Five-Year Employment History

Jeffrey A. Rein	See information for Mr. Rein above.

Gregory D. Wasson	President and Chief Operating Officer (since May 2007). Mr. Wasson was Executive Vice President from October 2005 to May 2007, Senior Vice President from February 2004 to October 2005, and Vice President from October 2001 to February 2004. Mr. Wasson also served as President of Walgreens Health Services, a division of Walgreen Co., until May 2007 and as President of Walgreens Health Initiatives Inc. since March 2002.

George J. Riedl	Executive Vice President (since January 2006). Mr. Riedl was Senior Vice President from January 2003 to January 2006 and Divisional Vice President from December 2001 to January 2003.

Mark A. Wagner	Executive Vice President (since March 2006). Mr. Wagner was Senior Vice President from February 2002 to March 2006.

Trent E. Taylor	Executive Vice President (since October 2005). Mr. Taylor is also President of Walgreens Health Services, a division of Walgreen Co., a position he has held since May 2007. At Walgreen Co., Mr. Taylor was Senior Vice President from January 2002 to October 2005 and Chief Information Officer from January 1999 to May 2007.

R. Bruce Bryant	Senior Vice President (since September 2000).

Kermit R. Crawford	Senior Vice President (since April 2007). Mr. Crawford was Vice President of Walgreen Co. from October 2005 to April 2007. He has also held several positions in Walgreens Health Services, a division of Walgreen Co., and Walgreens Health Initiatives, Inc., including Vice President from September 2004 to October 2005 and Executive Vice President, a title he assumed in October 2005 and still holds. Mr. Crawford was Operations Vice President of Walgreen Co. from October 2000 to September 2004.

Debra M. Ferguson	Senior Vice President (since April 2007). Ms. Ferguson was Operations Vice President from May 2002 to April 2007.

John W. Gleeson	Senior Vice President (since February 2004) and Chief Strategy Officer (since April 2007). Mr. Gleeson was Treasurer from February 2002 until April 2007 and Vice President from February 2000 to February 2004. Mr. Gleeson also serves as a Director of AMCORE Financial, Inc., The Talbots, Inc., a national specialty retailer and cataloger of apparel, shoes and accessories, and the World Wide Retail Exchange.

Name	Position and Five-Year Employment History

Dana I. Green	Senior Vice President, General Counsel and Corporate Secretary (since January 2005). Ms. Green was Senior Vice President from February 2004 to January 2005 and Vice President from May 2000 to February 2004.

William M. Handal	Senior Vice President (since March 2006). Mr. Handal was Operations Vice President from September 2000 to March 2006.

Donald C. Huonker, Jr.	Senior Vice President (since July 2007). Mr. Huonker was Vice President from April 2005 to July 2007, Operations Vice President from April 2003 to April 2005 and Director, Drug Store Administration, from January 2002 to April 2003.

J. Randolph Lewis	Senior Vice President (since January 2000).

William M. Rudolphsen	Senior Vice President and Chief Financial Officer (since January 2004). Mr. Rudolphsen was Controller from January 1998 to January 2004.

William A. Shiel	Senior Vice President (since July 1993).

Kevin P. Walgreen*	Senior Vice President (since January 2006). Mr. Walgreen was Operations Vice President from January 1995 to January 2006.

Kenneth R. Weigand	Senior Vice President (since January 2007). Mr. Weigand was Vice President from January 2005 to January 2007 and Divisional Vice President from May 2000 to January 2005.

John W. Spina	Vice President and Treasurer (since April 2007). Mr. Spina was Operations Vice President from April 2005 to April 2007, Director, Drug Store Administration from March 2003 to April 2005, and District Manager from February 1996 to March 2003.

Chester G. Young	Divisional Vice President (since January 1995) and General Auditor (since June 1988).

Denise K. Wong	Vice President and Chief Information Officer (since May 2007). Ms. Wong was Divisional Vice President from December 2001 to May 2007.

Robert G. Zimmerman	Vice President (since April 2006). Mr. Zimmerman is also Chief Administration and Finance Officer of Walgreens Health Services, a division of Walgreen Co., a position he has held since April 2006. Mr. Zimmerman was Divisional Vice President of Walgreen Co. from September 2001 to April 2006.

Chester G. Young	Divisional Vice President (since January 1995) and General Auditor (since June 1988).

Mia M. Scholz	Divisional Vice President and Controller (since January 2004). Ms. Scholz was Director of Internal Audit from November 1999 to January 2004.

*	Kevin P. Walgreen is the son of Charles R. Walgreen III, who is a director of the company

OFFEROR

Directors

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director of Offeror. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Walgreens. The business address of each of these individuals is c/o Walgreens, at 200 Wilmot Road, Deerfield, Illinois 60015, and each of these individuals is a citizen of the United States of America.

Name	Position and Five-Year Employment History

Allan M. Resnick	Divisional Vice President (since July 1998) and Assistant Secretary (since January 1989) of Walgreen Co.
Robert G. Zimmerman	See information for Mr. Zimmerman above.
John W. Gleeson	See information for Mr. Gleeson above.
Stanley B. Blaylock	Divisional Vice President of Walgreen Co. and Senior Vice President of Specialty Pharmacy and Home Care for Walgreens Health Services, a division of Walgreen Co., since January 2007. Mr. Blaylock is also the President (since June 2005) and Chief Executive Officer (since October 2005) of Medmark Specialty Pharmacy Solutions, which was acquired by Walgreen Co. in August 2006. Mr. Blaylock was Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Medmark Specialty Pharmacy Solutions from August 2003 to June 2005 and Global Co-Head of health care investment banking for Deutsche Banc Alex Brown from 1999 to 2002.

Executive Officers

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each executive officer of Offeror. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Walgreens. The business address of each of these individuals is c/o Walgreens, at 200 Wilmot Road, Deerfield, Illinois 60015, and each of these individuals is a citizen of the United States of America.

Name	Position and Five-Year Employment History

Gregory D. Wasson	See information for Mr. Wasson above.

Allan M. Resnick	See information for Mr. Resnick above.

Stanley B. Blaylock	See information for Mr. Blaylock above.

Robert G. Zimmerman	See information for Mr. Zimmerman above.

Trent E. Taylor	See information for Mr. Taylor above.

William M. Rudolphsen	See information for Mr. Rudolphsen above.

Dana I. Green	See information for Ms. Green above.

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, the Share Certificates and any other required documents should be sent or delivered by each OCI stockholder or the OCI stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Overnight Courier:

Computershare Trust Company, N.A.	For Eligible Institutions Only:	Computershare Trust Company, N.A.
Attn: Corp Actions Voluntary Offer	(617) 360-6810	Attn: Corp Actions Voluntary Offer
P.O. Box 43011		250 Royall Street
Providence, RI 02940-3011	For Confirmation Only Telephone: (781) 575-2332	Canton, MA 02021

You may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Walgreens’ expense. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005
Shareholders Call Toll-Free: 888-644-5854
Banks and Brokers Call Collect: 212-269-5550
tender@dfking.com